As filed with the Securities and Exchange Commission on November 9, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ACCESS DEVICES, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	517510	20-2664908
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Sixth floor, 58 Uxbridge Road
London, W5 2ST, United Kingdom
Telephone: +44 20 8799 4480
(Address, Including Zip Code and Telephone Number, Including Area Code of Registrant's Principal Executive Offices)

Nevada Agency & Trust Company
50 West Liberty, Suite 880
Reno, Nevada 89501
Telephone: (775) 322-0626
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue,
New York, New York 10022
Telephone: (212) 756-2524

Approximate Date of Commencement of Proposed Sale to Public: As soon as practicable after the effective date of this registration statement (the "Registration Statement").

If any of the securities being registered on this Form are to offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

ii

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.001 per share	44,581,722	$1.10(2)	$49,039,894	$5,772.00
Common stock, par value $0.001 per share, underlying convertible notes	11,957,784 (1)	$1.10(2)	$13,153,562	$1,548.17
Common Stock, par value $0.001 per share, underlying warrants	598,360	$1.10(2)	$648,296	$76.30

(1) Represents the number of shares of common stock that are currently issuable upon conversion of $2,050,000 in aggregate principal amount of the registrant's zero coupon convertible notes due between April 28 and June 6, 2008 calculated based on a conversion price of $0.50 per share, $930,000 in aggregate principal amount of the registrant's 10% convertible notes due October 31, 2005, calculated based on a conversion price of $0.25 per share and $939,875 in aggregate principal amount of the registrant's 10% convertible notes due March 31, 2006, calculated based on a conversion price of $0.25 per share, plus in each case additional shares issuable upon the conversion of additional accrued and unpaid interest. Pursuant to Rule 416 under the Securities Act of 1933, the registrant is also registering an indeterminable number of shares of common stock as may be issued from time to time upon conversion of the notes, as this amount may be adjusted as a result of stock spits, stock dividends and anti-dilution provisions.

(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act based on the last sale price of the registrant's common stock traded on the pink sheets on November 1, 2005. No reported sales of the registrant's common stock have occurred since November 1, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

iii

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2005

PROSPECTUS

ACCESS DEVICES, INC.

57,137,866 Shares of Common Stock
(par value $0.001 per share)

This Prospectus relates to the resale by the selling stockholders of up to 57,137,866 shares of our common stock, including 44,581,722 shares of common stock which currently are issued and outstanding, up to 11,957,784 shares of common stock underlying convertible notes and up to 598,360 shares of common stock underlying warrants. The convertible notes are convertible into the number of our shares of common stock equal to the principal amount of the notes being converted multiplied by the appropriate conversion price as the case may be.

The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. Some of the selling stockholders may be deemed underwriters of the shares of common stock that they are offering. We will pay the expenses of registering these shares.

Our common stock is quoted on the "Pink Sheets" under the symbol "ACDJ.PK".

INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed. This Prospectus is included in a Registration Statement that was filed by Access Devices, Inc. with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

The date of this Prospectus is                                     , 2005.

AVAILABLE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission relating to the shares of common stock being offered by this Prospectus, and reference is made to such registration statement. This constitutes the Prospectus of Access Devices, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement and exhibits thereto, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements contained in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents and are not necessarily complete.  In each instance, we refer you to the copy of the contracts or other documents filed as exhibits to the registration statement, and the statements we have made in this Prospectus are qualified in their entirety by reference to the referenced contracts, agreements or documents.

The registration statement, including all exhibits, has been filed with the Securities and Exchange Commission, or the SEC, through the Electronic Data Gathering Analysis and Retrieval (EDGAR) system.   Following the effective date of the registration statement, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance with these requirements, will file annual, quarterly and special reports and other information with the SEC. The public may read and copy any materials filed with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is (http://www.sec.gov).

MARKET SHARE, RANKING, DATA

In this prospectus, we refer to information regarding industry and market data obtained from internal sources and industry publications. Although we believe the third party market data is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it. Unless otherwise noted, industry and market data are derived from third party sources.

i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements, other than statements of historical fact, included in this Prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to those set forth under "Risk Factors."

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this Prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire Prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements. Unless otherwise noted or the context otherwise requires, the terms "we," "our," "ours," "us" and "Company" refer to Access Devices, Inc. and its subsidiaries

Our Business

We are a research and development-led technology company that designs and supplies digital television equipment for Digital Terrestrial Broadcast Television, or DVB-T, in the business-to-business market. This equipment includes set-top boxes, which boxes permit analog television and video equipment to receive a digital signal as well as an increasing number of other products designed to deliver TV programs to users in the rapidly-evolving digital TV market. As of September 30, 2005, we employed 59 staff in London, Switzerland and Israel, predominantly engineers.

Our revenue is generated from private-label manufacturing of a range of customized set-top boxes for global brands and UK and European retailers. As a private-label manufacturer, we customize the product, out-source the manufacturing to manufacturing partners in the UK and elsewhere at competitive global cost, package the product to customer specifications and manage the overall logistics.

Our current products are based on our second-generation platform for digital signal processing and include:

•	Basic DVB-T set-top boxes, which decode the broadcast digital signal, enabling playback on a standard television.
•	Conditional access products, enabling premium TV services, such as TopUpTV in the UK.
•	Set-top boxes with DVRs similar to Tivo or SkyPlus, which offer the ability to record, pause and rewind broadcast television.
•	PCMCIA cards, to enable laptop computers to receive the broadcast digital signal.

Our designs are currently sold across the UK under 5 different brands, capturing approximately 10% of the UK market in 2004. We are building on our UK success and expanding into continental Europe with sales commencing to Scandinavia, France and Spain in the second half of 2005. We provide products for the UK and European markets for some of the largest global brands and leading UK and European retailers.

Our principal offices are located at Sixth floor, 58 Uxbridge Road, London W5 2ST, United Kingdom, and our telephone number is +44 20 8799 4480.

Industry Overview

The market for TV equipment to receive the DVB-T signal is expanding rapidly across Europe and many other countries worldwide due to the regulated mandate to shut down analog broadcast over the next ten years. The market is expected to grow from 8 million subscribers today, dominated by the UK rollout, to 32 million subscribers by 2008. The major European markets, by 2008, are expected to be Italy, Spain and France as well as the UK. The initial products being deployed for these markets are set-top boxes, however, as the markets evolve there is an increasing demand for integrated digital TVs, incorporating the DVB-T decode technology.

The IPTV market has accelerated due to the combination of broadband penetration, increased capacity of the standard Digital Subscriber Line, or DSL, connection and the launch of MPEG-4 H.264, which will enable DVD-quality streaming on a DSL service. Telecommunications providers, or Telcos, such as BT, FT and Verizon are now joining successful rollouts such as Fastweb and Softbank, driving the expectations of the global market from 2 million households today to an estimated 37 million in 2010. In Europe, much of this rollout is anticipated to utilize hybrid DVB-T and IPTV devices.

Within all the equipment above, there is a need for powerful core silicon to deliver the media to the user in an intuitive and seamless manner.

Our Marketing Strategy

We have a platform-based design and manufacturing approach, which means that we design and manufacture each product range based on one basic platform. Our design and manufacturing approach offers the following advantages:

•
Speed to launch. Because each platform is designed to accommodate a wide range of inputs and outputs, or I/Os, products such as our Digital Video Recorder, or DVR, - a set-top box containing hard disk recording capabilities - went from design to sample in under three months.

•	Fewer engineering resources. We believe that competitors utilize 3-5 times as many engineers to launch similar products.
•
Flexibility of customization. The basic platform can be aesthetically altered to differentiate the product to retailers and consumers. For example, one UK retailer offers three Access Devices designs out of five set-top-boxes in its entire range.

•	Lower manufacturing cost. We believe that outsourced manufacturers are able to maintain lower running costs and changeover costs due to the consistency of the platform.
•	Lower carrying costs. Due to high commonality of parts, we are able to turn component inventories quickly and extend purchasing leverage.

We believe that these advantages position us well to compete in our private-label niche.

Our Product Strategy

We intend to grow our business in the near and medium term through the following:

•	Expanding our core DVB-T set-top box product range to include the launch of products designed to meet European consumer needs based on the demand of existing multinational accounts.
•	Upgrading current IPTV products utilizing MPEG-4 H.264 technology and integrating this with our DVB-T set-top box technology to produce hybrid DVB-T/IPTV set-top boxes.
•	Deploying what is known as a diversity-based solution, which uses the best signal of two antennae, to improving the reception of the DVB-T signal in all our set-top boxes by up to 100%
•	Launching the first product in our PC Products mobility range, a PCMCIA card enabling a standard laptop to view digital television.
•	Integrating our core DVB-T technology into flat-panel televisions, creating our own integrated digital TV sets to sell through our existing channels to satisfy rapidly-increasing user demand.
•	Selling cards to other TV manufacturers to enable them to produce integrated digital TVs to meet similar growing demand in other territories.
•
Including additional proprietary intellectual property into our third generation platform, including the further development of the diversity system, the mass production of our own-designed tuners and the acquisition or development of software to reduce our dependence on third party middleware solutions.

•
A new silicon System on Chip, or SoC design —an advanced silicon chip designed to be the central processing device in digital TV equipment products. This will reduce overall manufacturing costs and improve the performance in our digital TV equipment by increasing processing capabilities as well as providing additional revenue streams from the sale of the SoC to other TV equipment manufacturers.

THE OFFERING

Shares of common stock offered for resale by the selling stockholders	44,581,722

Shares of common stock underlying convertible notes for resale by the selling stockholders	11,957,784

Shares of common stock underlying warrants for resale by the selling stockholders	598,360

Shares of common stock to be outstanding after this offering*	149,102,344

Use of proceeds
We will not receive any proceeds in this offering from the resale of the shares of common stock held by the selling stockholders. However, we received an aggregate of approximately $3,919,875 in connection with the original issuance of the convertible notes to certain of the selling stockholders. We used the $3,919,875 for general working capital purposes and the payment of professional fees.

Risk factors	Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 1 of this Prospectus.

Pink Sheet symbol	"ACDJ.PK"

Estimated expenses to be paid by us on behalf of the selling stockholders	$250,000

*
The above information regarding common stock to be outstanding after the offering is based on 136,546,200 shares of common stock outstanding as of September 30, 2005 and assumes the subsequent conversion of the aggregate principal amount of our issued and outstanding convertible notes by our selling stockholders and the exercise of our issued warrants.

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SUMMARY FINANCIAL INFORMATION

Access Devices, Inc. was incorporated on March 8, 2000 and Access Devices Digital Ltd was incorporated on June 17, 2003. Access Devices, Inc. had no operations until its purchase of 70% of the then-outstanding shares of Access Devices Digital Ltd. on February 11, 2005. The table below includes summary historical financial data for the acquired entity, Access Devices Digital Ltd. as of December 31, 2003 and 2004 and for the period June 17, 2003 (date of inception) through December 31, 2003, the year ended December 31, 2004 and the six months ended June 30, 2004. The summary historical financial data as of June 30, 2005 and for the six months then ended reflects both Access Devices Digital Ltd.’s financial information through February 11, 2005 and the consolidated financial information for our Company thereafter. The pro forma historical financial data as of June 30, 2005 and for the six months then ended gives effect to the following: (i) the mandatory conversion of zero coupon convertible notes with a face value of $2,050,000 into 4,100,000 shares of common stock upon the effectiveness of this registration statement, (ii) the amortization of the remaining discount on the notes being reflected as converted of $1,612,985, (iii) the amortization of the remaining deferred financing costs associated with the notes being reflected as converted of $249,446, and (iv) the forfeiture of 35,000,000 shares of common stock by two stockholders in July 2005, which was contributed to our additional paid-in capital. The financial information contained below is derived from the audited consolidated financial statements contained elsewhere in this prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", “Selected Consolidated Historical Financial Data” and “Capitalization” appearing elsewhere in this Prospectus. Our interim unaudited historical financial data and pro forma historical financial data have been prepared on the same basis as our audited financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of our financial condition and results of operations for such periods. The results from any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Summary Statement of Operations Data:

	Period June 17, 2003 (date of inception) through December 31,	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended June 30, 2005
	2003	2004	2004	Actual	Pro Forma
			(unaudited)	(unaudited)
REVENUE
Hardware	$461	$2,726,366	$—	$5,547,528	$5,547,528
Royalties	—	257,663	—	420,862	420,862
Total revenue	461	2,984,029	—	5,968,390	5,968,390

Cost of revenue	—	2,348,073	—	4,878,990	4,878,990

Gross profit	461	635,956	—	1,089,400	1,089,400

OPERATING EXPENSES
Selling, general and administrative	160,971	2,038,049	1,071,346	1,906,793	1,906,793
Research and development	19,303	1,863,059	592,452	1,983,276	1,983,276
Write-off of amount owed from affiliate	—	336,908	—	—	—
Depreciation and amortization	86,177	282,072	139,169	190,980	190,980
Total operating expenses	266,451	4,520,088	1,802,967	4,081,049	4,081,049

Loss from operations	(265,990)	(3,884,132)	(1,802,967)	(2,991,649)	(2,991,649)

OTHER INCOME (EXPENSE)
Other income	—	6,732	6,732	1,507	1,507
Interest income	58	2,317	417	32,462	32,462
Interest expense	(13,096)	(209,067)	(77,155)	(1,526,480)	(1,526,480)
Loss on extinguishment of convertible notes payable	—	(57,927)	—	(5,907)	(1,868,338)
Total other income (expense)	(13,038)	(257,945)	(70,006)	(1,498,418)	(3,360,849)

Loss before income tax benefit and minority interests	(279,028)	(4,142,077)	(1,872,973)	(4,490,067)	(6,352,498)
Income tax benefit	4,633	264,646	96,044	221,460	221,460
Minority interests	—	—	—	8,893	8,893

Net loss	$(274,395)	$(3,877,431)	$(1,776,929)	$(4,259,714)	$(6,122,145)

Basic and diluted net loss per share	$(1.95)	$(7.75)	$(3.55)	$(0.03)	$(0.05)

Basic and diluted weighted average shares outstanding	141,059	500,000	500,000	147,182,320	116,282,320

Summary Balance Sheet Data:

	December 31,		June 30, 2005
	2003	2004	Actual	Pro Forma
			(unaudited)
Cash and cash equivalents	$7,157	$518,302	$1,892,458	$1,892,458
Working capital deficiency	(172,906)	(4,688,193)	(2,588,400)	(2,588,400)
Total assets	467,966	3,610,786	6,437,607	6,188,161
Total current notes payable and convertible notes payable	—	3,946,891	1,907,449	1,907,449
Total non-current convertible notes payable	447,316	—	437,015	—
Accumulated deficit	(274,395)	(4,151,826)	(8,411,540)	(10,273,971)
Total stockholders' deficit	(196,957)	(4,286,398)	(1,507,441)	(1,319,872)

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this Prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Relating to Our Business

We have a history of losses which may continue. This may require us to seek additional sources of capital which, if not available, would require us to curtail or cease operations.

We have experienced net losses of $8,411,540 since we began operations on June 17, 2003 through June 30, 2005. There is limited operating history for us to project the success of future operations or our ability to obtain net income. There is no assurance that we will operate profitably or will generate positive cash flow in the future. In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will purchase our products, the size of customer purchases, the demand for our products, the speed of conversion of countries' television services from analog to digital and the level of competition and general economic conditions. If we cannot generate positive cash flows in the future, or raise sufficient financing to continue our normal operations, then we may be forced to scale down or even close our operations.

Although we anticipate that revenue will increase, we expect an increase in operating costs and development costs. Consequently, we expect to incur operating losses and negative cash flow until we are able to increase our level of sales to offset our fixed operating costs so that we are operating in a profitable manner. These circumstances raise doubt about our ability to continue as a going concern, as described in the explanatory paragraph to the report of our independent auditor on the December 31, 2004 and 2003 consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

If we are unable to obtain additional funding, our business operations will be harmed and if we do obtain additional financing, our then existing stockholders may suffer substantial dilution.

Additional capital may be required to effectively support operations and to otherwise implement our overall business strategy. However, there can be no assurance that financing will be available when needed on terms that are acceptable to us or at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations. Any additional equity financing may involve substantial dilution to our then existing stockholders.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

As of June 30, 2005, we had an accumulated deficit of $8,411,540. We expect to continue to incur substantial net operating losses over the next year, which would imperil our ability to continue operations. We may not be able to generate sufficient revenue or gross margins to become profitable on a sustained basis, or at all, and do not expect to generate significant operating profits before the end of 2006, if at all. We have operating and liquidity concerns due to our significant net losses and negative cash flows from operations. As a result of these and other factors, our independent registered public accountants, Perelson Weiner LLP, indicated, in their report on our 2004 consolidated financial statements, that there is substantial doubt about our ability to continue as a going concern.

Product life cycles influence our financial results.

Product life cycles in the set-top box market have typically been less than 24 months. This leads us to invest in engineering staff to perform research and development tasks to enhance existing products or develop new ones. If shorter product life cycles were to occur, we may need to hire additional engineering staff to address the rapid changes in products expected by the market. Additionally, it may become more difficult to recover the cost of product development before the product becomes obsolete. Our failure to recover the cost of product development in the future could adversely affect our operating results.

If product life cycles were to lengthen, we may need to develop new technologies or programs to reduce our costs on any particular product in order to maintain competitive pricing for such product. This may result in an increase in our overall expenses and a decrease in our gross margins, both of which could adversely affect our operating results.

Our current competitors or a future competitor may gain a technology advantage that we cannot match.

It may be possible for our current or future competitors to gain an advantage in product technology, manufacturing technology, or process technology, which may allow them to offer products or services that have a significant advantage over the products and services that we offer. Advantages could be in performance, reliability, serviceability, or other attributes. If we are unable to match these technology advantages due to the proprietary nature of the technology, limitations on process capability or other factors, we could be at a competitive disadvantage to those competitors.

Our prices and margins are subject to declines due to the highly competitive nature of the digital TV equipment market.

The price of set-top boxes has fallen over time due to increases in supply, cost reductions, technological advances and price reductions by competitors seeking to liquidate excess inventories or attempting to gain market share. These factors result in significant and rapid shifts in market share among the industry's participants and intense price competition. If intense price competition occurs, we may be forced to lower prices sooner and more than expected, which could result in lower revenue and gross margins. We expect our margins to face additional pressure as more markets open up to the DVB-T standard and therefore the volumes of products similar to ours increase.

Selling to the retail market is an important part of our business, and if we fail to maintain and grow our market share or gain market acceptance of our retail products, our operating results could suffer.

We sell our products directly to a select group of major retailers and through global branded companies. Our current retail customer base is primarily in the United Kingdom and certain other European countries. If we fail successfully to maintain our market share in the United Kingdom, our operating results may be adversely affected. In certain markets, we are trying to grow market share, and in the process may face strong competition which could result in lower gross margins. We will continue to introduce new products in the retail market. There can be no assurance that these products will gain market acceptance, and if they do not, our operating results could suffer.

Loss of market share with a key customer could harm our operating results.

A majority of our revenue comes from a few customers. For example, during the six months ended June 30, 2005, one customer, D S G Retail Ltd., or Dixons, accounted for more than 61% of our revenue and in all we only sold our products to six customers. We are actively expanding our customer base both geographically and by selling to additional channels in certain countries. Nonetheless, our existing customers have a variety of suppliers to choose from and therefore can make substantial demands on us. Even if we successfully introduce a product into a given customer, the customer generally is not obligated to purchase any minimum volume of products from us and is able to terminate its relationship with us at any time, subject to their outstanding open purchase commitments at that date. Our ability to maintain strong relationships with our principal customers is essential to our future performance. If we lose a key customer, or if any of our key customers reduce their orders of our products or require us to reduce our prices before we are able to reduce costs, our operating results would likely be harmed. In addition, if customer pressures require us to reduce our pricing such that our gross margins are diminished, we could decide not to sell our products to a particular customer, which could result in a decrease in our revenue.

Dependence on a limited number of qualified suppliers of components and manufacturing equipment could lead to delays, lost revenue, increased costs or cancellation charges.

Because we depend on a limited number of suppliers for certain components, an increase in the cost of such components, an extended shortage of required components, failure of a key supplier's business process, or the failure of key suppliers to remain in business, adjust to market conditions, or to meet our quality or production requirements could significantly harm our operating results. For instance, in 2004, Daewoo Electronics UK Ltd. provided 100% of our manufacturing capabilities. Although we have recently entered into an agreement with Flextronics to also provide us with manufacturing capabilities and we continue to speak with other manufacturers, Daewoo Electronics UK Ltd. continues to provide a significant portion of our manufacturing. Additionally, although we continue to seek additional suppliers, in 2004, IBM and Intel provided 100% of our central processor chips and flash memory, respectively, to our manufacturer to be used in our products. If any of these providers become unable or unwilling to continue to provide these services to us or our manufacturer or if our relationship becomes less favorable, we may have difficulty fulfilling our orders or it may become cost prohibitive to do so.

A number of the components used by us (in one or more product lines) are available from only a single or limited number of qualified outside suppliers. In addition, companies from other industries use some of these components (or component types) in their devices, such as mobile telephones and digital cameras. If there is a significant simultaneous upswing in demand for such a component (or component type) from several high volume industries, resulting in a supply reduction, or a component is otherwise in short supply, or if a supplier has a quality issue with a component, we may experience delays or increased costs in obtaining that component. In addition, if a component becomes unavailable, we could suffer significant loss of revenue.

In addition, certain equipment we use in our manufacturing or testing processes is available only from a limited number of suppliers. Some of this equipment uses materials that at times could be in short supply. If these materials are not available, or are not available in the quantities we require for our manufacturing and testing processes, our ability to manufacture our products could be impacted, and we could suffer significant loss of revenue.

To reduce the risk of component shortages, we attempt to provide significant lead times when buying these components. As a result, we may be subject to cancellation charges if we cancel orders, which may occur when we make technology transitions.

Our operating results could be harmed if the DVB-T standard changes, a new standard is introduced or the existing standard does not receive substantial acceptance in additional countries.

Our products are currently exclusively oriented towards the supply of TV equipment to receive digital television broadcasts using the DVB-T standard. While this standard has been adopted in more than 40 countries world-wide, in many of which the introduction of the services is enshrined in law, significant amendments to this standard or a decision by countries to change which standard they wish to deploy, could result in difficulty in increasing our revenue and an increase in stock obsolescence. Additionally, if the DVB-T standard is not introduced in other countries, this will impair our ability to grow revenue and expand the geographic reach of our customer base.

Currency exchange rate fluctuations could lower our revenue and increase our net loss.

At present, we recognize all of our revenue in markets outside of the United States in each market's respective local currency while we purchase inventory primarily in U.S. dollars. In preparing our financial statements, we translate revenue and expenses in foreign countries from their local currencies into U.S. dollars using average exchange rates. If the U.S. dollar strengthens relative to local currencies, particularly the British Pound Sterling, our reported revenue and gross profit will likely be reduced and net loss will likely increase. Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results or our overall financial condition.

Seasonal demand for our products can cause large fluctuations in our quarterly results.

We expect to ship a high percentage of our total annual sales in the fourth quarter of the financial year, which makes it difficult for us to forecast accurately our financial results. In addition, our projections and results may be subject to significant fluctuations as a result of a number of other factors including:

*	the timing of orders from and shipment of products to major customers;
*	our product mix;
*	changes in the prices of our products;
*	manufacturing delays or interruptions;
*	acceptance by customers of competing products in lieu of our products;
*	variations in the cost of components for our products;
*	limited access to components that we obtain from a single or a limited number of suppliers;
*	competition and consolidation in the digital TV equipment industry;
*	seasonal and other fluctuations in demand for digital TV equipment; and
*	availability and rates of transportation.

Many of our competitors are larger and have greater financial and other resources than we do and those advantages could make it difficult for us to compete with them.

The general market for our products and services is extremely competitive and includes several companies which have achieved substantially greater market shares than we have, and have longer operating histories, have larger customer bases, have substantially greater financial, development and marketing resources than we do. If overall demand for our products should decrease it could have a materially adverse affect on our operating results.

Inability to adequately protect our proprietary technology or renew our licenses could harm our ability to compete.

Our future success and ability to compete depends in part upon our proprietary technology and design rights as well as our licenses of intellectual property. We attempt to protect our proprietary technology and design rights with a combination of copyright, trademark and trade secret laws, as well as with our engineering processes, confidentiality procedures and contractual provisions. These legal protections afford only limited protection and are time-consuming and expensive to obtain and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. With regard to license of intellectual property, which we often rely upon, we cannot ensure that these licenses will be available in the future on favorable terms or at all.

Substantially all of our assets and all of our directors and officers are outside the United States, with the result that it may be difficult for investors to enforce, within the United States, any judgments obtained against us or any of our directors or officers.

Substantially all of our assets, including our majority owned subsidiaries, are located outside the United States in the United Kingdom and Israel. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce, within the United States, any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against our officers or directors.

Third parties may claim that we are infringing upon their intellectual property, resulting in significant litigation or licensing expenses or prevention from selling products.

While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products or services. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly license agreements. However, we may not be able to obtain license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

If we are not able to manage the growth of our company we may never achieve profitability.

Our success will depend on our ability to expand and manage our operations and facilities. There can be no assurance that we will be able to manage our growth, meet the staffing requirements for manufacturing scale-up or for current or additional collaborative relationships, or successfully assimilate and train our new employees. In addition, to manage our growth effectively, we will be required to expand our management base and enhance our operating and financial systems. If we continue to grow, there can be no assurance that the management skills and systems currently in place will be adequate or that we will be able to manage any additional growth effectively. Failure to achieve any of these goals could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to retain the services of Messrs. Walton, Hilton and Grist or if we are unable to successfully recruit qualified personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued service of Mr. Anthony S. Walton, our Chief Executive Officer, Mr. Peter Hilton, our Chief Operating Officer, and Mr. Stephen Grist, our Chief Financial Officer. Loss of the services of Messrs. Walton, Hilton or Grist could have a material adverse effect on our growth, revenue, and prospective business. We do not maintain key-man insurance on the life of Messrs. Walton, Hilton or Grist. In addition, in order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

The issuance of shares upon conversion of our convertible notes and warrants may cause immediate and substantial dilution to our existing stockholders.

The issuance of shares upon conversion of our convertible notes, including the conversion of interest earned thereon and the exercise of the warrants may result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately convert and sell the full amount issuable on conversion. If all of the convertible notes and warrants are fully exercised or converted, we would be required to issue an additional 12,556,144 shares, approximately, being 12,177,860 shares calculated at the conversion price of the principal amount of the underlying notes and warrants and 378,284 shares underlying the conversion of convertible interest accrued to maturity of such underlying convertible notes. The aggregate purchase price is approximately $4,313,626, comprised of approximately $4,219,055 principal amount and $94,571 of accrued interest through maturity. If existing shareholders purchased their shares for a price per share greater than this amount, such existing shareholders may experience a substantial dilution in the value of their shares.

We will incur increased costs as a result of being an SEC registrant.

As an SEC registrant, we will incur significant legal, accounting and other expenses that we have not historically incurred. The Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs significantly and to make some activities more time consuming and costly. For example, we are creating additional board committees and are adopting policies regarding internal controls and disclosure controls and procedures.

We will also incur additional costs associated with our public company reporting requirements. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion or without incurring material costs. We also expect that these rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. At present, we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls. We will be performing the system and process evaluation, testing and any necessary remediation required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their impact on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. This type of action could adversely affect our financial results, investors' confidence in our company and our ability to access capital markets and could cause our stock price to decline. If we fail to develop and maintain effective controls and procedures, we may be unable to provide required financial information in a timely and reliable manner.

Changes in accounting principles, including recent changes in employee stock option accounting rules, may adversely effect our reported operating results and our efforts and success in recruiting and retaining employees.

Technology companies have a history of using employee stock programs to hire, incentivize and retain employees in a competitive marketplace. We currently have no employee option plans in force and have therefore not incurred any stock-based compensation charges in our historical consolidated financial statements, but may do so in the future.

In December 2004, the Financial Accounting Standards Board, or FASB, adopted a new accounting standard that will require companies, including us, to record equity-based compensation expense for stock options and any employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We will be required to record these expenses beginning January 1, 2006. The actual amount of expense that we recognize will depend on the number of shares and the value of our common stock at the time of any grants of options and other stock awards to employees. The change in accounting rules may lead to an increased loss, if we recognize a net loss, or a decrease in reported earnings, if we have earnings. This could also adversely affect our ability to use employee stock plans to attract and reward employees and could result in a competitive disadvantage to us in the employee marketplace. Our financial results could be adversely affected by other changes in accounting principles by FASB, the American Institute of Certified Public Accountants, the SEC, or various other bodies formed to promulgate and interpret accounting principles.

Risks Relating to Our Common Stock

Because our common stock is quoted on the pink sheets, your ability to sell your shares in the secondary trading market may be limited.

Our common stock currently is listed in the over-the-counter market on the Pink Sheets. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted on the OTC Bulletin Board or the Nasdaq Stock Market or traded on a national securities exchange, like the New York Stock Exchange or American Stock Exchange.

Our stock is a penny stock and trading of our stock may be restricted by the SEC's penny stock regulations, which may limit a stockholder's ability to buy and sell our stock.

Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system), subject to certain exceptions. Since our common stock may be subject to the existing rules on penny stock, the market liquidity for our common stock could be severely adversely affected.

Based upon the anticipated price of our common stock, it may be subject to Rule 15g-9 under the Exchange Act which imposes additional sales practice requirements on broker-dealers which sell securities to persons other than established customers and "accredited investors." For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received a purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of the broker-dealers to sell our securities and may affect our ability to secure future equity financing which would have a material adverse effect on us. The additional burdens imposed upon broker-dealers by such requirements also could discourage broker-dealers from effecting transactions in our common stock, which may have the effect of reducing the level of trading activity in the secondary market for our common stock.

Sales of a substantial number of shares of our common stock into the public market by the selling stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize the current trading price of our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. We had 136,546,200 shares of common stock issued and outstanding as of September 30, 2005. When this registration statement is declared effective, the selling stockholders may be reselling up to approximately 57,137,866 shares of our common stock and as a result of such registration statement, a substantial number of our shares of common stock may be available for immediate resale, which could have an adverse effect on the price of our common stock.

Any significant downward pressure on the price of our common stock as the selling stockholders sell the shares of our common stock could encourage short sales by the selling stockholders or others. Any such short sales could place further downward pressure on the price of our common stock.

When we enact our stock option plan, existing stockholders may experience significant dilution from the exercise of stock options that may be held by our directors, senior officers and employees under such plan.

As at the date of this prospectus, we have not granted any stock options or any other form of equity incentive plan to our directors, senior officers and employees. We intend, however, to enact a combination of a stock option plan and other forms of equity compensation under which our directors, senior officers and employees may be granted restricted stock or stock options to purchase shares of our common stock. The common stock underlying the options granted under the stock option plan, together with the grant of any restricted stock, may represent up to approximately 30% of our issued and outstanding shares of common stock. If such options were to be exercised and we issue these shares and any other restricted stock, then there will be a reduction in the proportionate ownership and voting power of all other stockholders.

USE OF PROCEEDS

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. We received an aggregate of $3,919,875 in connection with the original issuance of the convertible notes to the selling stockholders, which we used for general working capital purposes and the payment of professional fees.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the Pink Sheets under the symbol "ACDJ.PK" and may be traded over the counter on an unsolicited basis. The most recent bid price as of November 1, 2005 as reported by Bloomberg, L.P. was 1.05 on May 27, 2005. However, a true public market does not currently exist for our stock. The range of high and low bid prices on the OTC Bulletin Board for each quarter over the last two fiscal years as reported by Bloomberg, L.P., is as provided in the chart below. Unless otherwise indicated, "n/a" signifies that there was no bid for our common stock during the relevant quarter.

	High		Low
Quarter Ended	Fiscal Year 2005
September 30, 2005	$	n/a	$	n/a
June 30, 2005		$1.20		$1.05
March 31, 2005		n/a		n/a
Quarter Ended	Fiscal Year 2004
December 31, 2004		$1.15		$1.15
September 30, 2004		n/a		n/a
June 30, 2004(2)		n/a		n/a
March 31, 2004(2)		n/a		n/a
Quarter Ended	Fiscal Year 2003
December 31, 2003(2)	$	n/a	$	n/a
September 30, 2003(1) (2)		0.08		0.07
June 30, 2003(1) (2)		0.08		0.07
March 31, 2003(1) (2)		n/a		n/a

(1)	No bid price data was available for this period. The high and low reflect traded prices.

(2)	There was a 15 to 1 forward split of our common stock effected on June 7, 2004.

These quotations are in U.S. Dollars and reflect the inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

CAPITALIZATION

The following table sets forth: (1) our combined capitalization as of June 30, 2005 on an actual basis and (2) our combined capitalization on June 30, 2005 on a pro forma basis to give effect to the following: (i) the mandatory conversion of zero coupon convertible notes with a face value of $2,050,000 into 4,100,000 shares of common stock upon the effectiveness of this registration statement, (ii) the amortization of the remaining discount on the notes being reflected as converted of $1,612,985, (iii) the amortization of the remaining deferred financing costs associated with the notes being reflected as converted of $249,446, and (iv) the forfeiture of 35,000,000 shares of common stock by two stockholders in July 2005, which was contributed to our additional paid-in capital. For additional information regarding our indebtedness, see "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited financial statements and related notes included elsewhere in this offering circular.

	June 30, 2005
	Actual	Pro Forma
	(unaudited)

Current notes payable	$988,744	$988,744
Current convertible notes payable	918,705	918,705
Non-current convertible notes payable	437,015	—
Total notes payable	2,344,464	1,907,449
Stockholders’ Equity (Deficit):
Preferred stock, $0.001 par value; 25,000,000 shares
authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 300,000,000 shares authorized;
172,500,000 shares issued and 170,000,000 shares outstanding;
176,600,000 pro forma shares issued and 139,100,000 pro forma
shares outstanding	172,500	176,600
Additional paid-in capital	6,758,774	8,839,674
Accumulated other comprehensive income (loss)	(24,675)	(24,675)
Accumulated deficit	(8,411,540)	(10,273,971)
Treasury stock, at par value (2,500,000 shares outstanding;
37,500,000 pro forma shares outstanding)	(2,500)	(37,500)
Total stockholders’ equity (deficit)	(1,507,441)	(1,319,872)
Total capitalization	$837,023	$587,577

The table above excludes the following: (1) the conversion of warrants into 297,600 shares of common stock at an exercise price of $0.50 per share and (2) the conversion of a £500,000 (U.S. dollar equivalent of $930,000) secured note into 3,720,000 shares of common stock.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

Access Devices, Inc. was incorporated on March 8, 2000 and Access Devices Digital Ltd was incorporated on June 17, 2003. Access Devices, Inc. had no operations until its purchase of 70% of the then-outstanding shares of Access Devices Digital Ltd. on February 11, 2005. The table below includes the summary selected consolidated historical financial data for the acquired entity, Access Devices Digital Ltd. as of December 31, 2003 and 2004 and for the period June 17, 2003 (date of inception) through December 31, 2003, the year ended December 31, 2004 and the six months ended June 30, 2004. The summary selected consolidated historical financial data as of June 30, 2005 and for the six months then ended reflects both Access Devices Digital Ltd.’s financial information through February 11, 2005 and the consolidated financial information for our Company thereafter. The financial information contained below is derived from the audited consolidated financial statements contained elsewhere in this prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", “Summary Financial Information” and “Capitalization” appearing elsewhere in this Prospectus. Our interim unaudited summary selected consolidated historical financial data has been prepared on the same basis as our audited financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of our financial condition and results of operations for such periods. The results from any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Selected Consolidated Statement of Operations Data:

	Period June 17, 2003 (date of inception) through December 31,	Year Ended December 31,	Six Months Ended June 30,
	2003	2004	2004	2005
			(unaudited)
REVENUE
Hardware	$461	$2,726,366	$—	$5,547,528
Royalties	—	257,663	—	420,862
Total revenue	461	2,984,029	—	5,968,390

Cost of revenue	—	2,348,073	—	4,878,990
Gross profit	461	635,956	—	1,089,400

OPERATING EXPENSES
Selling, general and administrative	160,971	2,038,049	1,071,346	1,906,793
Research and development	19,303	1,863,059	592,452	1,983,276
Write-off of amount owed from affiliate	—	336,908	—	—
Depreciation and amortization	86,177	282,072	139,169	190,980
Total operating expenses	266,451	4,520,088	1,802,967	4,081,049

Loss from operations	(265,990)	(3,884,132)	(1,802,967)	(2,991,649)

OTHER INCOME (EXPENSE)
Other income	—	6,732	6,732	1,507
Interest income	58	2,317	417	32,462
Interest expense	(13,096)	(209,067)	(77,155)	(1,526,480)
Loss on extinguishment of convertible notes payable	—	(57,927)	—	(5,907)
Total other income (expense)	(13,038)	(257,945)	(70,006)	(1,498,418)

Loss before income tax benefit and minority interests	(279,028)	(4,142,077)	(1,872,973)	(4,490,067)
Income tax benefit	4,633	264,646	96,044	221,460
Minority interests	—	—	—	8,893
Net loss	$(274,395)	$(3,877,431)	$(1,776,929)	$(4,259,714)

Basic and diluted net loss per share	$(1.95)	$(7.75)	$(3.55)	$(0.03)

Basic and diluted weighted average shares outstanding	141,059	500,000	500,000	147,182,320

Selected Consolidated Balance Sheet Data:

	December 31,		June 30,
	2003	2004	2005
			(unaudited)
Cash and cash equivalents	$7,157	$518,302	$1,892,458
Working capital deficiency	(172,906)	(4,688,193)	(2,588,400)
Total assets	467,966	3,610,786	6,437,607
Total current notes payable and convertible notes payable	—	3,946,891	1,907,449
Total non-current convertible notes payable	447,316	—	437,015
Accumulated deficit	(274,395)	(4,151,826)	(8,411,540)
Total stockholders' deficit	(196,957)	(4,286,398)	(1,507,441)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes, which are included herein. This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those indicated in the forward-looking statements. See "Cautionary Statement Concerning Forward-Looking Statements."

Overview

We are a research and development-led technology company that designs and supplies digital television equipment for Digital Terrestrial Broadcast Television, or DVB-T, in the business-to-business market. This equipment includes set-top boxes, which boxes permit analog television and video equipment to receive a digital signal as well as an increasing number of other products designed to deliver TV programs to users in the rapidly-evolving digital TV market.

Our revenue is generated from private-label manufacturing of a range of customized set-top boxes and other digital TV equipment for global brands and for UK and European retailers. As a private-label manufacturer, we customize the product, out-source the manufacturing to manufacturing partners in the UK and elsewhere at competitive global cost, package the product to customer specifications and manage the overall logistics.

We were incorporated under the laws of the State of Nevada on March 8, 2000. Until we acquired 70% of the share capital of Access Devices Digital Ltd. on February 11, 2005, we had limited operations. In that acquisition, we acquired 70% of the ordinary share capital of Access Devices Digital Ltd., a private company incorporated under the laws of England and Wales. As a result of the acquisition we acquired 1,166,667 ordinary shares in Access Devices Digital Ltd. in exchange for issuing 105,000,000 shares of our common stock to a stockholder of Access Devices Digital Ltd.

As Access Devices Digital Ltd. was formed in June 2003, the first period of operation is the period from June 17, 2003 to December 31, 2003 and the first full year of operations is the period from January 1, 2004 to December 31, 2004. We began selling our products in the second half of 2004. Discussion of our financial condition and operations for periods prior to February 11, 2005 refer to that of Access Devices Digital Ltd; thereafter refer to our Company.

Revenue consists of sales of our digital TV equipment and royalties that we charge other companies for the use of our design in their manufacture of their own set-top boxes. We are exposed to fluctuations in quarterly net sales volumes and expenses due to seasonal factors. These seasonal factors are common in our industry, which is heavily reliant upon sales during the holiday season. Consequently, the first two quarters are our slowest quarters while our fourth quarter is generally our strongest quarter. Our working capital and accounts receivables generally peak in the fourth quarter. We expect our seasonality trends to generally continue for the foreseeable future with a gradual decrease in our dependence on fourth quarter sales.

Cost of revenue consists predominantly of amounts paid to our contract manufacturing partners and royalties paid to our software vendors for the manufacture of our digital TV equipment and the licensing of any software products which are embedded within the equipment.

Selling, general and administrative expenses consist principally of payments to outsourced selling agents, consulting and professional fees, office infrastructure expenses, staff costs, travel expenses and bad debt expenses.

Research and development expenses consist of costs for the development of our product range. These costs are comprised of salaries and related payments to engineering staff and direct costs associated with such development.

Other income and expenses consist primarily of charges to interest expense arising from the amortization of (i) deferred financing costs; (ii) discounts on convertible notes payable; and (iii) discounts on convertible notes payable attributable to beneficial conversion features.

Critical Accounting Policies

The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments, and assumptions it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the periods presented. Actual results could differ from those estimated. The significant accounting policies management believes are most critical to understanding our financial results are the following:

Principles of Consolidation

The accompanying consolidated financial statements prior to the date of the UK acquisition include the financial position and results of operations of ADDL. After the UK Acquisition, these financial statements include the consolidated financial position and results of operations of the Company.

The consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries and investments in entities for which it has a controlling interest, and all variable interest entities for which the Company is considered to be the primary beneficiary. All inter-company accounts and balances have been eliminated in consolidation.

In January 2005, the Company began to consolidate CeRoma Ltd. (“CeRoma”), a newly formed Israeli-based technology company founded by several officers of the Company. CeRoma meets the definition of a variable interest entity since the equity investment at risk by its stockholders is not sufficient to permit it to finance its operations without additional financial support. The Company, even though it currently does not own any of CeRoma’s ordinary stock, has been determined to be the primary beneficiary of CeRoma since it absorbs the majority of the risk of loss and benefits from the majority of the residual returns of CeRoma. CeRoma employs approximately 17 engineers who are developing a new silicon system on a chip which is intended to be the core silicon inside all of the Company’s digital TV equipment commencing in 2007 and which it is intended to sell to other digital television equipment manufacturers. The Company has committed to investing up to £1,000,000 in CeRoma in exchange for 2,858,900 shares of its ordinary stock, comprising approximately 59.7 % of CeRoma’s current outstanding ordinary stock. Furthermore, the Company has also agreed to transfer certain intellectual property rights to CeRoma and has committed to purchase a minimum of 1,000,000 silicon chips from CeRoma during the twelve month period following the commencement of chip production at a price to be determined. Chip production is expected to commence in 2007.

Property and Equipment

Property and equipment are stated at cost less accumulated amortization and depreciation. The cost of repairs and maintenance, including the cost of replacing minor items not constituting a substantial betterment are charged to selling, general and administrative expenses as these costs are incurred. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are charged to selling, general and administrative expenses or research and development costs, if appropriate, as these costs are incurred. Internal-use software, which includes the cost of software purchased from third parties, is amortized on a straight-line basis over the useful life of the software of three years. Furniture and fixtures are depreciated on a straight-line basis over the useful life of the assets, generally three to sixteen years. Equipment is depreciated on a straight-line basis over the useful life of the assets, generally four to fourteen years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or useful life of the asset, whichever is shorter.

Intangible Assets

Intangible assets consist of acquired design rights and acquired web domains. Acquired design rights are carried at cost less accumulated amortization. Acquired design rights are amortized on a straight-line basis over the useful life of the asset of two years. Acquired web domains are carried at cost. Acquired domain names have an indefinite life and will be used to provide a future revenue stream. Therefore, acquired domain names are not amortized but are subject to an annual test for impairment.

Long-Lived Assets

The Company evaluates long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets which are held and used in operations, the asset is deemed to be impaired if its carrying value exceeds its undiscounted future cash flows. Once an impairment is determined, the actual impairment is reported as the difference between the carrying value and the fair value of the asset or estimated discounted future cash flows attributable to the asset.

Amortization of Deferred Financing Costs

Deferred financing costs are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the term of the related note payable and is charged to interest expense, The results achieved from using the straight-line method do not generate results which are materially different than those which would result from using the interest method.

Discounts on Convertible Notes Payable

Discounts on convertible notes payable are amortized on a straight-line basis over the term of the related note payable and are charged to interest expense. The results achieved from using the straight-line method do not generate results which are materially different than those which would result from using the interest method.

Discounts on Convertible Notes Payable Attributable to Beneficial Conversion Features

Discounts on convertible notes payable attributable to beneficial conversion features are amortized on a straight-line basis from the issuance date of the note to the earliest date the holder’s conversion feature is available and are charged to interest expense. The results achieved from using the straight-line method do not generate results which are materially different than those which would result from using the interest method. If the conversion feature is available to the holder at the issuance date, then the entire discount attributable to the beneficial conversion feature is charged to interest expense immediately.

Research and Development

Costs for the internal development of new products and for substantial enhancements to existing products to be sold are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. To date, the Company has not capitalized any research and development costs because the costs incurred for products between the attainment of technical feasibility and the date the products are available for general release to customers have been insignificant.

Stock-Based Compensation

The Company uses the fair value method to account for equity instruments issued to non-employees. As of June 30, 2005, there were no stock options issued to employees.

Revenue Recognition

The Company recognizes hardware revenue when all of the following conditions are met: (i) persuasive evidence of an arrangement exists, (ii) the sales price is fixed or determinable, (iii) collectibility is probable, and (iv) delivery has occurred.

The Company earns royalties for the use of its designs in units manufactured by a vendor pursuant to a royalty arrangement. These royalties are earned in the period the units subject to the royalties are manufactured. A non-refundable upfront fee received from this vendor pursuant to this arrangement is being recognized over the term of the arrangement on a straight-line basis in royalty revenue. The unearned portion of this fee is reflected as deferred revenue on the consolidated balance sheet.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”) which changes the criteria by which one company includes another entity in its consolidated financial statements, FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entities residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 31, 2003, and apply in the first fiscal period ending after March 15, 2004, for variable interest entities created prior to January 1, 2004. The Company adopted the full provisions of FIN 46 effective January 1, 2004. The adoption of FIN 46 did not have a material impact on the Company’s consolidated financial position, consolidated results of operations or consolidated cash flows.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(r)") which (i) revises SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") to eliminate the disclosure only provisions of that statement and the alternative to follow the intrinsic value method of accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related implementation guidance, and (ii) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, based on the grant-date fair value of the award and recognize that cost in its results of operations over the period during which an employee is required to provide the requisite service in exchange for that award. The statement is effective for financial statements as of the beginning of the first annual period that begins after June 15, 2005. Companies may elect to apply this statement either prospectively, or on a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods under SFAS 123. Since the Company does not have any stock incentive plan in place, it does not believe that the adoption of the provisions of SFAS 123(r) will have a material impact on its consolidated financial position or consolidated results of operations.

Results of Operations

Comparison of Six Months Ended June 30, 2005 and June 30, 2004

Revenue

For the six months ended June 30, 2005, we generated a total of $5,968,390 in revenue compared to $nil for the six months ended June 30, 2004. The revenue in 2005 consisted of $5,547,528 in sales of our digital TV set-top boxes and $420,862 of royalties that we charge another company for the use of our design in their manufacture of their own set top boxes ($nil in 2004).

Cost of revenue

Cost of revenue consisted of amounts paid to our contract manufacturing partners and royalties paid to our software vendors and were $4,878,990 for the six months ended June 30, 2005 ($nil in 2004), resulting in a gross margin of $1,089,400 or 18.3% of revenue during the six months ended June 30, 2005 ($nil in 2004).

Operating expenses

Operating expenses are principally comprised of staff costs, selling and marketing expenses, consulting and professional fees, office infrastructure expenses, travel expenses and research and development costs and depreciation and amortization. Total operating expenses for the six months ended June 30, 2005 were $4,081,049, compared to total operating expenses for the six months ended June 30, 2004 of $1,802,967, an increase of $2,278,082 or 126%. This increase in operating expenses arose from the general increase in our operations in 2005 as compared with 2004..

Selling, general and administrative expenses

Selling and marketing expenses were $221,753 for the six months ended June 30, 2005 compared to $264,937 for the six months ended June 30, 2004, a decrease of $43,184 or 16% as we moved certain sales people from being outsourced sales agents to being employees of ours, with a resulting saving in sales and marketing expenses. Additionally, certain costs incurred in the six months ended June 30, 2004 were one-time costs associated with commencing commercial operations, such as starting up our website.

Staff costs were $1,107,314 for the six months ended June 30, 2005 compared to $462,511 for the six months ended June 30, 2004, an increase of $644,803 or 139% as we have significantly increased our staff numbers with the increase in our business.

Consulting and professional fees were $102,253 for the six months ended June 30, 2005 compared to $138,812 for the six months ended June 30, 2004, a decrease of $36,559 or 26% as more of the professionals that were engaged on a consultancy basis were brought onto our payroll.

Office infrastructure expenses were $279,184 for the six months ended June 30, 2005 compared to $172,764 for the six months ended June 30, 2004, an increase of $106,420 or 62%, as we increased the number of staff in our offices in London, with a related increase in variable office infrastructures costs such as telephone. In addition, we opened two new research and development facilities in Israel in January 2005.

Travel expenses were $196,290 for the six months ended June 30, 2005 compared to $32,320 for the six months ended June 30, 2004, an increase of $163,969 or 507%, as we incurred significant travel costs in seeking additional financing for the company and commenced our Israeli operations.

Research and development expenses

Research and development costs were $1,983,276 for the six months ended June 30, 2005 compared to $592,452 for the six months ended June 30, 2004. These costs are comprised of salaries and related payments to engineering staff and direct costs associated with development of our product range. The increase of $1,390,824, or 235% reflects the hiring of additional engineering and development staff in London, the introduction of new products to the market and the opening of our Israeli research and development facilities in 2005.

Other Income (Expense)

Interest expense

Interest expense rose from $77,155 in the six months ended June 30, 2004 to $1,526,480 in the six months ended June 30, 2005, an increase of $1,449,325, or 1878%. The increase arises principally from the additional financing which we obtained during the first six months of 2005. Such financing principally comprised the issuance of convertible notes which contain embedded conversion features, the effects of which are charged immediately or amortized as a charge to interest expense, according to the terms of each convertible note. No such convertible notes were in issue during the six months ended June 30, 2004.

Income tax benefit

The effective tax benefit rate for the six months to June 30, 2005 decreased to 4.9% from 5.1% in 2004. As we are presently incurring losses, we do not have a charge to taxation. We have net operating losses which will carry forward indefinitely in the United Kingdom. However, as a result of the United Kingdom's research and development tax regime, we are able to claim a tax credit for amounts that we can show the UK authorities have been legitimately spent on research and development activities. At present, the tax benefit in our income statement is the amount of research and development tax credit obtained in the UK. This tax credit is either available as a cash payment from the authorities, or can be used to offset any taxes (such as payroll or value-added taxes) owed by us to the tax authorities. The effective tax benefit rate fell as a percentage of pre-tax loss due to the proportionally higher interest charge in the six months ended June 30, 2005 as compared with the six months ended June 30, 2004.

We have applied in Israel for tax treatment as a "Privileged Enterprise", which, if approved, will give rise to an exemption from Israeli taxes for 2 years and reduced rates of tax of between 10% to 25%, depending upon the level of foreign investment in the capital structure of the Israeli companies. At present, both companies are incurring losses, which are available for loss carry-forwards for up to seven years.

Comparison of the Year 2004 to the Period from June 17, 2003 (date of inception) through December 31, 2003

Revenue

For the year ended December 31, 2004, we generated a total of $2,984,029 in revenue compared to $461 for the period from June 17, 2003 (date of inception) through December 31, 2003. The revenue in 2004 consisted of $2,726,366 of sales of our digital TV set-top boxes and $257,663 of royalties that we charge another company for the use of our design in their manufacture of their own set top boxes ($nil in 2003).

Cost of revenue

Cost of revenue consisted of amounts paid to our contract manufacturing partners and royalties paid to our software vendors and were $2,348,073 for the year ended December 31, 2004 ($nil in 2003), resulting in a gross margin of $635,956 or 21.3% of revenue during the year ended December 31, 2004 ($461 in 2003).

Operating expenses

Total operating expenses for the year ended December 31, 2004 were $4,520,088, compared to total operating expenses for the period June 17, 2003 (date of inception) through December 31, 2003 of $266,451, an increase of $4,253,637 or 1,596%. This increase in operating expenses arose from the general increase in our operations in 2004 as compared with 2003 and the shorter period under consideration in 2003.

Selling, general and administrative expenses

Selling and marketing expenses were $391,653 for the year ended December 31, 2004 compared to $99,668 for the period June 17, 2003 (date of inception) through December 31, 2003, an increase of $291,985 or 293% as we significantly increased our sales and marketing activities in 2004 leading towards the sales of our digital TV equipment in the last four months of 2004.

Staff costs were $1,082,871 for the year ended December 31, 2004 compared to $1,713 for the period June 17, 2003 (date of inception) through December 31, 2003, as we began to hire staff in January 2004.

Consulting and professional fees were $142,737 for the year ended December 31, 2004 compared to $42,390 for the period June 17, 2003 (date of inception) through December 31, 2003, an increase of $100,347 or 237% as we engaged professionals to assist with the refinement of our business plan and creation of our information technology infrastructure.

Office infrastructure expenses were $359,674 for the year ended December 31, 2004 compared to $15,973 for the period June 17, 2003 (date of inception) through December 31, 2003, an increase of $343,701 or 2,151%, as we only committed to rentals and related costs for our principal offices in 2004.

Travel expenses were $61,114 for the year ended December 31, 2004 compared to $1,226 for the period June 17, 2003 (date of inception) through December 31, 2003, an increase of $59,888 or 4,885%, as we only commenced incurring travel expenses after hiring our employees. Travel costs principally included costs relating to visiting our contract manufacturing partners and potential contract manufacturers.

Research and development expenses

Research and development costs were $1,863,059 for the year ended December 31, 2004 compared to $19,303 for the period ended December 31, 2003. The increase of $1,843,756 reflects the relatively shorter period in 2003, the hiring of engineering and development staff and the introduction of new products to the market in 2004.

Write-off of amount owed from affiliate

This expense, amounting to $336,908 for the year ended December 31, 2004 compared to $nil for the period June 17, 2003 (date of inception) through December 31, 2003, arose as a result of us writing off amounts advanced on behalf of a related party.

Other Income (Expense)

Interest expense

Interest expense rose from $13,096 in the period ended December 31, 2003 to $209,067, arising principally from the amortization of the premium on convertible notes charged to interest during the year ended December 31, 2004.

Loss on early extinguishment of debt

Certain convertible notes were repaid in the fourth quarter of 2004, giving rise to a charge of $57,927 for the remaining unamortized premium on these convertible notes.

Effective tax rate

The effective tax benefit rate for 2004 increased to 6.4% from 1.7% in 2003. As we are presently incurring losses, we do not have a charge to taxation. We have net operating losses which will carry forward indefinitely in the United Kingdom. However, as a result of the United Kingdom's research and development tax regime, we are able to claim a tax credit for amounts that we can show the UK authorities have been legitimately spent on research and development activities. At present, the tax benefit in our income statement is the amount of research and development tax credit obtained in the UK. This tax credit is either available as a cash payment from the authorities, or can be used to offset any taxes (such as payroll or value-added taxes) owed by us to the tax authorities. The effective tax benefit rate rose as a percentage of pre-tax loss due to the proportionally higher research and development costs in 2004 as compared with 2003.

Quarterly Results of Operations

You should read the following tables presenting our unaudited quarterly results of operations in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

The following table presents our unaudited quarterly results of operations for the nine quarters ended June 30, 2005. All information provided for periods prior to February 11, 2005 reflects the financial information of Access Devices Digital Ltd. Thereafter, the financial information reflects that of our Company. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented.

	Quarter ended,
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2003	2003	2003	2004	2004	2004	2004	2005	2005
	(unaudited)
Revenue	$–	$–	$461	$–	$–	$87,318	$2,896,712	$2,994,063	$2,974,327
Cost of revenue	–	–	–	–	–	69,151	2,278,922	2,373,386	2,505,604

Gross profit	–	–	461	–	–	18,167	617,789	620,678	468,722

Selling, general and administrative	–	–	160,971	390,337	681,009	374,281	592,423	780,180	1,126,613
Research and development	–	–	19,303	248,801	343,651	395,883	874,723	772,134	1,211,142
Write-off of amount owed from affiliate	–	–	–	–	–	–	336,908
Depreciation and amortization	–	21,544	64,633	70,452	68,716	69,902	73,000	81,342	109,638
Total operating expenses	–	21,544	244,907	709,590	1,093,376	840,067	1,877,055	1,633,656	2,447,393

Loss from operations	–	(21,544)	(244,446)	(709,590)	(1,093,376)	(821,900)	(1,259,266)	(1,012,979)	(1,978,671)

Other income	–	–	–	6,732	–	–	–	1,507	–
Interest income	–	–	58	68	349	435	1,465	2,286	30,176
Interest expense	–	(3,274)	(9,822)	(30,665)	(46,490)	(55,901)	(76,011)	(26,730)	(1,499,750)
Loss on extinguishment of convertible notes payable	–	–	–	–	–	–	(57,927)	(5,907)	–
Total other income (expense)	–	(3,274)	(9,764)	(23,865)	(46,141)	(55,466)	(132,473)	(28,844)	(1,469,574)

Loss before income tax benefit and minority interests	–	(24,818)	(254,210)	(733,455)	(1,139,517)	(877,367)	(1,391,739)	(1,041,823)	(3,448,245)
Income tax benefit	–	–	4,633	21,547	74,497	68,869	99,732	85,605	135,855
Minority interests	–	–	–	–	–	–	–	8,893	–

Net loss	$–	$(24,818)	$(249,577)	$(711,908)	$(1,065,019)	$(808,497)	$(1,292,007)	$(947,325)	$(3,312,390)

Basic and diluted net loss per share	$–	$(1.06)	$(0.90)	$(1.42)	$(2.13)	$(1.62)	$(2.58)	$(0.01)	$(0.02)

Basic and diluted weighted average
shares outstanding	100	24,658	277,827	500,000	500,000	500,000	500,000	126,346,154	170,604,396

The following table presents unaudited quarterly results of operations as a percentage of revenue for the nine quarters ended June 30, 2005.

	Quarter ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2003	2003	2003	2004	2004	2004	2004	2005	2005
	(unaudited)
Total revenue	N/A*	N/A*	100%	N/A*	N/A*	100%	100%	100%	100%
Cost of revenue	N/A*	N/A*	–	N/A*	N/A*	79.2	78.7	79.3	84.2

Gross profit	N/A*	N/A*	100.0	N/A*	N/A*	20.8	21.3	20.7	15.8

Selling, general and administrative	N/A*	N/A*	34,917.8	N/A*	N/A*	428.6	20.5	26.1	37.9
Research and development	N/A*	N/A*	4,187.2	N/A*	N/A*	453.4	30.2	25.8	40.7
Write-off of amount owed from affiliate	N/A*	N/A*	–	N/A*	N/A*	–	11.6	–	–
Depreciation and amortization	N/A*	N/A*	14,020.1	N/A*	N/A*	80.1	2.5	2.7	3.7
Total operating expenses	N/A*	N/A*	53,125.1	N/A*	N/A*	962.1	64.8	54.6	82.3

Loss from operations	N/A*	N/A*	(53,025.1)	N/A*	N/A*	(941.3)	(43.5)	(33.8)	(66.5)

Other income	N/A*	N/A*	–	N/A*	N/A*	–	–	0.1	–
Interest income	N/A*	N/A*	12.6	N/A*	N/A*	0.5	0.1	0.1	1.0
Interest expense	N/A*	N/A*	(2,130.6)	N/A*	N/A*	(64.0)	(2.6)	(0.9)	(50.4)
Loss on extinguishment of convertible notes payable	N/A*	N/A*	–	N/A*	N/A*	–	(2.0)	(0.2)	–
Total other income (expense)	N/A*	N/A*	(2,118.0)	N/A*	N/A*	(63.5)	(4.6)	(1.0)	(49.4)

Loss before income tax benefit and minority interests	N/A*	N/A*	(55,143.1)	N/A*	N/A*	(1,004.8)	(48.0)	(34.8)	(115.9)
Income tax benefit	N/A*	N/A*	1,005.0	N/A*	N/A*	78.9	3.4	2.9	4.6
Minority interests	N/A*	N/A*	–	N/A*	N/A*	–	–	0.3	–

Net loss	N/A*	N/A*	(54,138.1)%	N/A*	N/A*	(925.9)%	(44.6)%	(31.6)%	(111.4)%

*N/A denotes those quarters for which there were no revenue.

Liquidity and Capital Resources

To date we have had negative cash flows from operations and we have been dependent on sales of our equity securities and debt financing to meet our cash requirements. We incurred losses of $3,877,431 and $274,395 for the year ended December 31, 2004 and the period ended December 31, 2003, respectively. Our estimated working capital requirements, investment in capital equipment and projected net loss for the year December 31, 2005 total approximately $9,004,000. To date, we have raised approximately $4,900,000 of this total and intend to fulfill the remaining cash requirements through the sale of our securities. We cannot assure you that our actual cash requirements will not exceed our estimates.

The reports of our independent auditors on the 2004 and 2003 consolidated financial statements included explanatory paragraphs stating that there is substantial doubt with respect to our ability to continue as a going concern. We believe that we have a plan to address these issues and enable us to continue through the end of 2005. This plan includes obtaining additional equity or debt financing and that we will increase significantly the sales of our digital TV equipment during the course of 2005 such that we are currently projecting cash flow breakeven in the fourth quarter of the year, consistent with the historical seasonal nature of sales of similar equipment. Our projections for the fourth quarter of 2005 are underpinned by anticipated orders for our equipment communicated to us by our most significant customers. Although we believe that the plan will be realized, there is no assurance that these events will occur. In the event that we are unsuccessful, it is possible that we will cease operations or seek bankruptcy protection. The consolidated financial statements do not include any adjustments to reflect the uncertainties related to the recoverability and classification of assets or the amounts and classification of liabilities that may result from an inability on our part to continue as a going concern.

We have historically financed operations from the issuance of convertible debt and the sale of common stock. On June 30, 2005, we had cash on hand of $1,892,458 and a working capital deficiency of $2,588,400 as compared to cash on hand of $518,302 and a working capital deficiency of $4,688,193 at December 31, 2004. In an effort to increase our working capital, we have commenced negotiations to enter into a senior secured debt facility in an amount of up to $3,100,000. We will also continue to issue convertible debt and sell common stock as market conditions allow.

Cash flows

Our cash flow needs are subject to numerous contingencies and risks beyond our control, including market acceptance of our products, competition from well-funded competitors and our ability to manage our expected growth.

Operating activities utilized cash of $1,344,022 and $991,652 for the six months ended June 30, 2005 and 2004, respectively. The increase in utilization of cash due to operations was primarily due to the increased activities of the company in 2005 compared with 2004.

Cash flows used in investing activities for the six months ended June 30, 2005 were $870,614 compared to $33,709 for the six months ended June 30, 2004. Cash flows used in investing activities consisted primarily of capital expenditures. See "—Capital Expenditures."

Cash flows obtained from financing activities were $3,508,955 in the six months ended June 30, 2005 as compared to $1,126,615 for the same period in 2004. Cash flows from financing activities consisted primarily of receipts of proceeds from convertible notes with embedded beneficial conversion features and notes payable on demand and are expected to continue to increase to support our increasing business activities.

Operating activities utilized cash of $2,487,367 and $51,662 for the year ended December 31, 2004 and for the period June 17, 2003 (date of inception) through December 31, 2003, respectively. The increase in utilization of cash due to operations was primarily due to the increased activities of the company in 2004.

Cash flows used in investing activities for the year ended December 31, 2004 were $119,265 for 2004 compared to $309,779 for the period June 17, 2003 (date of inception) through December 31, 2003. Cash flows used in investing activities consisted primarily of capital expenditures. See "—Capital Expenditures."

Cash flows obtained from financing activities were $3,151,750 in the year ended December 31, 2004 as compared to $379,119 for the period June 17, 2003 (date of inception) through December 31, 2003. Cash flows from financing activities consisted primarily of receipts of proceeds from convertible notes, partially off-set by the repayment of certain other convertible notes.

Capital Expenditures

Capital expenditures in the period June 17, 2003 (date of inception) through December 31, 2003 were principally comprised of the acquisition for $472,845 of design rights from a related party for $290,193 in cash, the assumption of $51,211 in accounts payable and the assumption of a £77,000 note payable (with a U.S. dollar equivalent of $131,441). Capital expenditures were $119,265 in 2004, consisting of computer hardware and software and technical equipment. Capital expenditures in 2005 are expected to be approximately $2,000,000 and will consist principally of computer software to be utilized in our Israeli operations. The increase in our planned capital expenditures for 2005 as compared to 2004 primarily is due to the development of our own silicon chip in one of our Israeli subsidiaries. Excluding any voluntary capital improvement projects that we may decide to undertake in 2006, we do not expect that our 2006 capital expenditures will vary significantly from our historical capital expenditure trends.

Debt and Other Obligations

To date, we have been able to raise funds through the sale of our shares of common stock and by issuing convertible debt and warrants. Since December 31, 2004, we have undertaken the following initiatives to obtain funding for our ongoing operations:

1. On April 28, 2005, we issued a zero coupon convertible note for the principal amount of $100,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Mirabaud & Cie, a bank-partnership organized under the laws of Switzerland. This zero coupon convertible note has no interest and a maturity date of April 28, 2008. The holder of the note may convert all or any part of the note at any time after October 28, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any three month period for one year following such public offering.

2. On May 20, 2005, we issued a zero coupon convertible note for the principal amount of $1,250,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Tarminda Investments Limited, a company organized under the laws of the British Virgin Islands. This zero coupon convertible note has no interest and a maturity date of May 20, 2008. The holder of the note may convert all or any part of the note at any time after November 20, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any three month period for one year following such public offering. Tarminda Investments Limited does not have any registration rights under this note. However, on May 27, 2005, we entered into a Registration Rights Agreement with Tarminda Investments Limited pursuant to which we are obligated to file a listing application and a registration statement relating to the shares of common stock underlying the note by August 29, 2005. If the registration statement is not timely filed, we must pay to Tarminda Investments Limited 1% of the outstanding principal of the note for each 30 day period after August 29, 2005 that the statement has not been filed.

3. On May 25, 2005, we issued a zero coupon convertible note for the principal amount of $500,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Faisal Finance (Switzerland) SA, a company organized under the laws of Switzerland. This zero coupon convertible note has no interest and a maturity date of May 25, 2008. The holder of the note may convert all or any part of the note at any time after November 25, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any 3-month period for one year following such public offering.

4. On June 6, 2005, we issued a zero coupon convertible note for the principal amount of $200,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Martin Bourbonnais, an individual domiciled in Switzerland. This zero coupon convertible note has no interest and a maturity date of June 6, 2008. The holder of the note may convert all or any part of the note at any time after December 6, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any 3-month period for one year following such public offering.

5. On June 6, 2005, pursuant to a Secured Bridge Loan dated as of May 13, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due October 31, 2005 for the principal sum of £500,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to EPM Holding AG. The interest of this note began accruing as of May 13, 2005. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock.

6. On September 26, 2005, pursuant to Secured Bridge Loans dated as of September 12, 2005, Access Devices Digital Ltd. issued 10% Secured Notes due March 31, 2006 for the aggregate principal sum of £515,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum. The interest of these notes began accruing as of September 14, 2005.

Additionally, the following notes are also outstanding:

1. In March 2005, we issued an aggregate of $875,000 in notes to two investors. These notes bear interest, which is payable upon redemption, at 5% per annum and are payable upon demand with 30 days advanced notice. These notes were evidenced by loan agreements dated October 21, 2005.

2. In May 2005, we issued a $113,744 note payable to an investor. This note bears interest, which is payable upon redemption, at 5% per annum and is payable upon demand with 30 days advanced notice. This note was evidenced by a loan agreement dated October 21, 2005.

We believe that the receipt of net proceeds from the transactions above and additional financings, including the sale of additional convertible notes and common stock, short-term loans and other financing instruments plus cash generated internally from sales will be sufficient to satisfy our future operations, working capital and other cash requirements for the remainder of this fiscal year and the next fiscal year. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will not be able to meet our other obligations as they become due.

Contractual Commitments

The following table reflects our contractual commitments associated with our debt and other obligations as of December 31, 2004:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Contractual cash obligations:
Convertible notes payable	$3,946,891	$-	$-	$-	$3,946,891
Operating lease obligations	107,000	362,000	-	-	469,000
Purchase obligations	86,000	-	-	-	86,000
Total	$4,139,891	$362,000	$-	$-	$4,501,891

BUSINESS

Overview

We are a research and development-led technology company that designs and supplies digital television equipment, including set-top boxes for DVB-T in the business-to-business market. Set-top boxes permit analog television and video equipment to receive a digital signal. As of June 30, 2005, we employed a total of 42 persons in London, Switzerland and Israel, predominantly engineers.

We have evolved our business model - due to customer demand - from a licensed-designer to a contract manufacturer of set-top boxes. Our revenue today is generated from private-label manufacture of a range of customized set-top boxes for global brands and UK and European retailers. Private-label manufacturing is customization of a product and packaging the product to customer specifications. We outsource the manufacturing of these products to a manufacturing partner and manage the overall logistics.

We approach retail channels and other global brands with our own direct sales force. Some brands under which our products have been and are sold under are Bush, Daewoo Electronics UK Ltd., Matsui, Astratec, Humax Electronics Co. Ltd., Ferguson and Fusion Digital Technology Ltd. We also have sold and sell directly to the UK retail channels including to the Dixons Group, Powerhouse and John Lewis.

Our revenue has initially been derived from the creation of designs for digital television equipment for third parties and associated licensing fees that we charged such third parties. Towards the end of 2004, we began to contract manufacture equipment for our own sales to retailers and global brands. Revenue has grown from approximately $500 in the period June 17, 2003 to December 31 2003 to approximately $2,984,000 in the year ended December 31, 2004. 91% of revenue was private-label manufacture and only 9% was recurring revenue from licensed designs.

We are undertaking a number of activities to sustain and increase our margins, including, but not limited to, moving towards higher value-added products, using technology to differentiate our products in the marketplace, seeking additional and more cost-effective manufacturing partners and acquiring more of the intellectual property which is embedded within our products.

Background

Access Devices, Inc. is a Nevada corporation that was incorporated on March 8, 2000 under the name "dealbuzz.com Inc." On June 8, 2004, we changed our name to Access Devices, Inc. We do not currently lease or own any real estate and currently do not have any executive offices in the United States.

On February 11, 2005, we acquired 70% of the then-outstanding share capital of Access Devices Digital Ltd. Access Devices Digital Ltd. is a private limited liability company incorporated under the laws of England and Wales on June 17, 2003. Its registered office is at Manufactory House, Bell Lane, Hertford SG14, 1BP, United Kingdom and its principal office address is 6th floor, 58 Uxbridge Road, London W5 2ST, United Kingdom. Access Devices Digital Ltd. designs and supplies digital television equipment, including set-top boxes for DVB-T in the business-to-business market. Set-top boxes permit analog television and videos equipment to receive a digital signal. Access Devices Digital Ltd. is expanding its product portfolio to include DVRs and IPTV devices. Prior to the date of the acquisition of the shares of Access Devices Digital Ltd., Access Devices, Inc. had limited operations.

On January 20, 2005, Access Devices Digital Ltd. entered into a Heads of Agreement, pursuant to which it will invest £1 million in Ceroma Ltd., a company incorporated under the laws of Israel, in exchange for 2,858,900 ordinary shares of CeRoma Ltd, which we have consolidated with effect from that date. Also pursuant to this agreement, Access Devices Digital Ltd. will enter into a supply agreement with Ceroma Ltd. pursuant to which ADDL will purchase and Ceroma will sell a minimum of 1,000,000 units of its product, SoC, during the first year of its commercial availability.

On January 5, 2005, Access Devices Digital Ltd. formed its wholly-owned subsidiary, Access Devices (Israel) Ltd., a company incorporated under the laws of Israel. Its principal office address is 7 Ha'Eshel Street, Industrial Park, Caesarea 38900, Israel.

Markets

The global market

The global television market is vast, with nearly 1 billion TV households receiving some form of terrestrial broadcast, satellite or cable TV service. We believe that the most significant development in this market is the introduction (or planned introduction) of digital services on all delivery platforms. Added to this is the relatively small, but growing, TV over IP services that stream content into homes via broadband modem connections.

Only 12% of global TV households were digital as of September 2004, set to rise to 35% in 2010. These 350 million digital households, with an average 1.5 TV sets per home, will be buying not only set-top boxes, allowing older TVs to receive the new services, but digital TVs with DVB modules included. Informa Telecoms & Media provides business intelligence and strategic services to the global telecoms and media markets and this research is contained in their report "European Digital Terrestrial TV," published in September 2004.

Target market near-term: Europe

We have commenced the launch of distribution channels in continental Europe and intend to expand these coincident with the growth of digital TV services.

Our primary focus follows the rollout of digitally broadcast terrestrial services - DVB-T - concentrating first on those countries expected to undergo the largest growth and where the governmental mandate is. This focus has been primarily addressed by our deployment of set-top boxes, ranging from the simplest devices to convert an analog TV to receive the digital TV signal, through devices which provide additional conditional access pay-as-you-go and pay-per-view functionality to the basic set-top boxes to devices incorporating hard disks to permit recording of digital TV programming.

Our second focus is the related integrated digital TV market. As the market evolves from the conversion of existing analog TVs, users are increasingly demanding that the DVB-T technology be integrated into the TV sets that they buy. This, coupled with the desire of users to move to flat-panel TVs from existing cathode ray tube devices, has led to burgeoning demand for LCD TVs and plasmas with DVB-T technology incorporated.

Another focus is the IPTV market. The rollout of Telco TV services around the world, coupled with the emergence of high-compression video technology, is fostering the market for IPTV set-top boxes. These offer DVD-quality programming streamed down a standard DSL connection to any number of TVs or displays in the home or business. In Europe, this demand is now being manifested in the form of hybrid DVB-T and IPTV devices to enable users to pick up the broadcast free-to-air services utilizing the DVB-T standard, while enabling the sale by the Telcos of video on demand services to users through the IPTV Ethernet connection.

Satellite and cable television services provide the major competition to both of these TV markets. The total European digital market is forecasted to reach nearly 90 million households by the end of 2005, including cable, satellite, DVB-T and IPTV. Each country provides a slightly different market for DVB-T and IPTV, influenced by their relative cable and satellite infrastructure and regulatory environments. Also important is the appetite for local Telcos to pursue alternative revenue sources.

The European DVB-T market

All European Union countries now have plans for the deployment of digital terrestrial television services and most have a firm timescale for switching off the analog signal ranging from 2006 to 2015. The number of homes using digital terrestrial television as the primary television service is projected to reach 31 million by 2008. We believe that acceptance may be accelerated beyond these figures through market momentum and the emergence of premium services, as demonstrated by the burgeoning UK market. At present, the primary way in which these markets are being satisfied is by the deployment of set-top boxes.

The European market is currently dominated by high penetration in the UK, which finished 2004 with over 3 million DVB-T households (a 1.5 million gain over 2003). We believe that the most attractive other European markets today are Italy, Spain and France, however significant markets are expected to exist across Europe. Early movers, such as Finland, are already providing markets for tens of thousands of units per month.

An important factor in the growth of the DVB-T market is expected to be the inclusion of premium, conditional access services, offering pay-per-view content. Access to this content is enabled by the insertion of a smartcard into the set-top box, allowing the viewer to choose additional pay-TV channels.

The European integrated Digital TV market

This market is being driven primarily by the growth in the DVB-T market in Europe as a whole. We believe that the average life of the principal TV in homes through Europe is approximately 5 years. As such, with the turn-off of the analog signal referred to above, as these households replace their primary TV, we expect that they increasingly will require that it be directly capable of receiving the DVB-T signal instead of having to use a conversion device, such as a set-top box.

Over time, these devices are expected to incorporate additional functionality, including the conditional access, recording devices and other features currently being implemented in the set-top box market, as well as moving towards the digital TV set being the primary display device in the connected home for a variety of media, being broadcast or streamed from a number of different sources.

The European IP television market

Recent developments in video compression technologies, coupled with a growing installed base of broadband internet access, have created a new environment for Telcos to replace their declining voice and data revenue with lucrative new services. The penetration of broadband connections in most countries is growing (in many cases rapidly). Over 30 million households in Europe now have DSL connections. The bandwidth available via a typical DSL connection is rising to approximately 1 megabit per second, enabling VHS-quality services. This bandwidth still limits the quality of the video and the number of channels that can be delivered simultaneously. However, 2-megabit services and greater are now available in many countries.

The rollout of improved technology, combined with network upgrades supporting advanced DSL services, enables DVD-quality content over less bandwidth. We believe that services using these new technologies will enable Telcos to begin offering a compelling product to subscribers. We believe that all of the major European Telcos plan to launch IP television services in the near future. Acceptance of IPTV will depend on several factors, including appetite of the local Telcos, broadband rollout in each country, penetration of satellite services and the existence of a strong cable TV infrastructure. Spain, France, UK, Italy and, to a lesser extent, Germany, represent the largest European IPTV market.

Because DVB-T broadcasts in European countries already provide a wide range of channels for free, we believe that Telcos will wish to make better use of their scarce bandwidth by using a hybrid box that combines the free (or premium) channels from DVB-T broadcasters with IPTV video, or on demand, services from the Telcos. In addition, cable and satellite set-top boxes will evolve to use IP technology as a return path for interactive services.

The worldwide Digital TV SoC market

The market for silicon chips to drive the various products being developed to satisfy all the above markets is expected to grow at a similar rate to these markets themselves, as these markets are the key drivers to growth in consumption of silicon chips.

Our Products

Current product portfolio

Our principal products during 2004 were our TopUpTV Box and royalties derived from our DVB-T Basic Box design and. During 2005, we have commenced production of our DVR Box. The following chart sets forth our principal product by net revenue for 2004.

Product	Net Revenue for 2004
Royalties from DVB-T Basic Box	$257,663
TopUpTV Box	$2,726,366

Basic Box. The Basic Box allows customers to receive free-to-air digital TV broadcast. This is a low-cost product based on our second generation platform. This product is easily manufactured in volume, is simple to test in-line and is built from a very low cost bill of materials. Due to the relatively low margins which this Basic Box can command in the United Kingdom, we have elected to permit certain manufacturers to utilize our design for the Basic Box, while paying us a per-box royalty fee. In other countries, we may choose either to manufacture or provide our design on a royalty basis, depending on each country's market economics.

TopUpTV Box. Our core 2004/5 product is our TopUpTV Box TV receiver. The TopUpTV Box TV receiver allows customers to receive the same broadcast as the Basic Box and also gives the capability of obtaining premium content by use of a pay-as-you-go card. Our TopUpTV Box was the UK's second best selling TopUpTV receiver in 2004, capturing in excess of 15% of the 2004 UK Christmas market.

DVR Box. The DVR Box TV receiver allows customers all of the capabilities of the TopUpTV Box and also allows customers to digitally record TV content for playback at another time. We have commenced volume production during the third quarter of 2005 of the DVR Box and it is intended to be our flagship product for the rapidly growing DVR market.

Our product strategy

Our product strategy is to continue to position ourselves as a supplier to mid-market brands, rather than high-end, with a focus on delivering higher value, higher quality products at a competitive price. We intend to implement our strategy by engaging in the following:

(1) Expanding core DVB-T products

Over the next 12 months, we intend to focus on adding functionality to our core DVB-T product lines. We have also added a DVR with hard disk drive in the third quarter of 2005. In addition, our DVB-T product range has expanded to cover several European formats and we continue to expand to cover others.

(2) Launching our integrated Digital TV products

We have developed a plug-in module derived from the Basic Box, which allows the digitization of higher-value TV products such as CRT TVs, and flat panel TVs such as LCDs. This plug-in module will be available for sale to other TV equipment manufacturers, and we are further developing this, in conjunction with a number of leading high-volume TV manufacturers, to be a complete finished TV motherboard solution.

At the same we are utilizing this same technology to enable to us to launch our own range of integrated digital TVs. Our existing distribution channels have expressed a desire for us to provide them with these products. We intend to increase the functionality of these integrated digital TV sets over time to incorporate IPTV, wireless connectivity, recording and conditional access functionality.

(3) Upgrade of IPTV product range

We intend to launch our hybrid IPTV product that is compatible with the new video compression standards of MPEG-4 H.264, providing video on demand functionality alongside the DVB-T broadcast reception. Where demand exists, we intend to provide pure IPTV devices.

(4) Launching mobility and other PC equipment products

o
PC Card Product. We have introduced our digital TV technology in a PCMCIA format (PC Card), which can be plugged into a computer in order to exploit the rapidly growing market for personal computer, or PC, -based digital TV reception.

o
PCI / PCI Express Product. We are modifying the PCMCIA design to produce PCI Express versions of the same technology to enable it to be integrated within laptop computers, as well as PCI cards, which will enable desktop computers to receive a DVB-T signal.

(5) Capturing intellectual property in 3rd Generation platform

Through our subsidiaries in Israel, we have already developed our own tuner devices, which were necessary to enable the deployment of our PCMCIA cards. We are also developing our own SoC, which will provide us with a powerful core processor to drive all of our digital TV equipment, as well as providing us with a potential revenue stream from other digital TV equipment manufacturers.

Design and Manufacturing

As of August 31, 2005, we had a team of 40 engineers based in the UK and in Israel who design our products for manufacture. For the year 2004, Daewoo Electronics UK Ltd. provided 100% of our manufacturing capacity. We have recently entered into an agreement with Flextronics to provide us with manufacturing capabilities going forward and we continue to speak with other manufacturers. We expect that Daewoo Electronics UK Ltd. will continue to provide 50-60% of our manufacturing capacity for 2005. As a private-label manufacturer, we approach the customization of our products to optimize the design and manufacturing process.

We develop our products based on platforms. Each platform provides the basis of a product line. Each product is designed to vary from this basis. Using this platform-based methodology dramatically reduces development time and cost. For example, the design cycle for the DVR due out in the fourth quarter of 2005 is only a few months, rather than the 12-24 months or more for most competitors. The European DVB-T variants are also based on this platform, allowing us to respond rapidly to inquiries from existing customers with product samples in less than one month. The platform-based design methodology also reduces the engineering resources required for product development allowing us to compete with more established companies in the market, where design teams are 3 to 4 times the size.

In addition, we design our products to enable inexpensive mass production, the use of similar processes in manufacturing and the use of common components.

Raw Materials and Suppliers

We purchase various raw materials for use in our products. Our principal suppliers include IBM and Connexant for silicon chip processors and Intel, AMD and Micron for flash memory. IBM and Intel comprises 100% of our supply of our current silicon chip processors and 75% of our supply of flash memory, respectively. We expect that Connexant will provide our supply of silicon chip processors for our third generation platform products. We are also in the process of commencing manufacturing operations with other suppliers, which will be in Hungary and Turkey. Certain materials used in our products are available only from a limited number of sources. We believe that the industry currently has sufficient capacity to meet our needs. There is no assurance, however, that our sources will remain available or the currently adequate supply of raw materials will continue at acceptable prices or at all.

Customers

A majority of our revenue comes from a small number of customers. During the first six months of 2005, one customer, D S G Retail Ltd., or Dixons, accounted for more than 61% of our revenue. We are actively seeking to expand our customer base both geographically and by selling to additional channels in certain countries.

We believe that our relations with our existing customers are good and we have seen increased orders from existing customers in the run-up to the 2005 year-end seasonal period, as well as orders from new customers.

Sales and Marketing

We use both a direct and indirect sales force targeting the following classes of customers:

Private-Label Sales to Retailers. In 2004, we sold our products to Powerhouse, a major UK retailer. In 2005, our principal customer in the UK was Dixons. Between Powerhouse and Dixons, they have in excess of 1,500 stores in the UK and across Europe. We manufacture products for their in-house brands or using a generic brand of our own. For the fiscal year 2004, sales to Powerhouse comprised 10% of our sales revenue, while in the first six months of 2005, sales to Dixons comprised 61% of our revenue.

Sales efforts to retailers were previously managed principally via third-party sales representatives on a commission basis. Given the current and anticipated sales volume of Basic Box, TopUpTV Box and DVR Box, we decided in 2004 to move sales in-house, and now deal with these retailers, and others, directly. The sales organization is focused on extending this relationship with additional retailers in the UK and Europe during the second half of 2005.

Contract Manufacture for Global Brands. We have two major customers, Humax Electronics Co. Ltd. and Fusion Digital Technology Ltd., for which we manufacture product for the UK and European markets and handle these customers via the direct sales force as global accounts. For the fiscal year 2004, Fusion Digital Technology Ltd. comprised 77% of our revenue, while for 2005, sales to Humax Electronics Co. Ltd. comprised 16% of our revenue. Our sales force is focused on increasing the number of brands to which we sell, as well as expanding the geographies in which we sell to our existing customers.

Other Channels. We sell our generic brand to TopUpTV Ltd., the UK's broadcaster of premium TV content, to satisfy requirements from their customers to purchase equipment to be able to access the TopUpTV service. We also sell through TV shopping channels, such as QVC in the UK.

Sales strategy

Our sales strategy includes the following elements:

Expand internationally. We intend to use our relationship with our large global brand customers to grow into new European markets in which they do business. We also intend to offer retailers products that they can offer under their own brand in these markets. Over time, we intend to open regional sales offices to increase sales penetration in each other European market.

Sell OEM product to TV manufacturers. We are developing our OEM product for sale to TV manufacturers. We have commenced our work in this field with NexGen, a Taiwanese manufacturer of TVs.

Sell PC Card product to PC manufacturers and electronics retailers. We are expanding into the PC market for notebook PCs with our PC Card product. We intend to focus our sales of PC Card product on PC manufacturers and electronic retailers whose ultimate target market will include PC users who currently use their PCs for DVD viewing. The expansion of this product line will include PCI cards and PCI Express cards, to enable desktop computers to receive DVB-T signals and to embed the DVB-T card within notebooks, respectively.

Sell IPTV and hybrid DVB-T/IPTV products to service providers. In the near to medium term, we intend to focus our sales of IPTV products on Telcos, since these providers will determine the technology platforms for video over DSL in their markets. We expect that system integration will drive the technology selection, and set-top boxes will be a secondary consideration. Accordingly, we have established partnerships and preferred relationships with systems integrators and software providers in order to ensure that we are part of the larger sales process. Our sales organization uses these relationships to make contact with the ultimate Telco customer.

Over time, we intend to also focus on retail-level sales of IPTV and hybrid DVB-T/IPTV products. We believe that Telcos will move to a retail model whereby the customer will purchase their preferred set-top box from a local retailer or on the internet.

Competition

DVB-T UK competition

Over 30 different models of DVB-T boxes were available as of December 2004 in the UK market. They consisted of a number of global consumer electronic brands (e.g. Sony, Sagem, Thomson, Humax Electronics Co. Ltd., Philips, etc.), as well as smaller brands and local retail brands (e.g. Matsui and Ferguson from Dixons plc). Most suppliers offer several models, either basic DVB-T products or including a conditional access slot.

Over 2.6 million units were sold in the UK market in 2004. We estimate that more than 50% of the units were private-label manufacture, while the rest consisted of branded products of global consumer electronics companies.

Our set-top box design, both for conditional access and basic models, accounted for 9% of the UK market. The market leader was Vestel, selling designs under the Bush, Philips, Goodmans, Alba, and Thomson brands, accounting for 32% of the UK market.

DVB-T European competitors

As the UK is currently the largest DVB-T market in Europe, most competitors are present in the UK. Elsewhere in Europe, we believe that those brands representing the strongest competition are Thomson, Sagem and ADB. In private-label manufacturing, as in the UK, our largest competitor elsewhere in Europe is Vestel. We believe that our competitive advantage is on the enhanced functionality of our products.

Integrated digital TV market competitors

We believe that competition in this market is relatively sparse due to the complexity of the DVB-T standard and the fact that most large volume manufacturers of integrated digital TVs have tended to focus on the larger, more homogeneous US market. The complexity of the standard has also driven a number of potential competitors from the market as the initial products they deployed failed once certain changes were made to the broadcast stream.

The principal competitors identified in this market are the large consumer products companies such as Sony, Samsung and Toshiba. In these cases, we believe that our competitive advantage is in our ability to bring together our software and hardware design in existing stable DVB-T products coupled with our ability to create private-label products to the retailers' own specifications.

IPTV market competitors

Competition in IPTV is relatively immature, characterized by a large number of vendors shipping relatively few set-top boxes to be used in trials by a wide number of service providers, with no one or small group of companies having achieved dominance in the market. Manufacturers and distributors are primarily focused on sales to Telcos offering MPEG-2 IPTV over DSL. None of our competitors currently offer a MPEG-4 H.264 set-top box in mass production and only Kreatel and NetGem have announced a hybrid DVB/IPTV option. We believe that the brands in this market representing the strongest competition are Amino Technologies, i3 Micro Technology, Kreatel, Pace Micro Technology and Thomson.

SoC market competitors

The principal competitors in this space are either from the digital set-top box pay TV industry, including the United States, such as Broadcom, or from the analog TV industry, such as Texas Instruments.

Research and Development

We currently have 2 research and development facilities located in the UK and Israel, employing approximately 40 employees. Due to the relative costs of labor and infrastructure as well as the high level of education, we believe that having a research and development facility in Israel allows us to develop our products both efficiently and economically, while in our UK facility we employ highly experienced engineers. We devote substantial resources to product development, in particular to improving product functionality and quality while ensuring a cost effective manufacturing design. We evaluate new technologies, including new video codecs, antennae and diversity solutions and we have commenced the design for a system-on-a-chip to receive a digital video signal from a variety of inputs, including DVB-T and IPTV. During 2004 we spent $1,863,059 and in 2003 we spent $19,303 on research and development activities. During the six month periods ended June 30, 2005, we spent $1,983,276 on research and development activities. We expect that product development expenses will increase as we continue to expand our engineering teams in both the UK and Israel.

Intellectual Property Rights

We protect our intellectual property and design rights through a combination of copyright, trademark and trade secret laws, as well as with our engineering processes, confidentiality procedures and contractual provisions. We have not applied for any patents.

In certain foreign countries, effective copyright and trade secret protection may be unavailable or the laws of these other jurisdiction may not protect our products and intellectual property rights to the same extent as the laws of the United States. Failure to obtain or maintain appropriate patent, copyright or trade secret protection either in the United States or in certain foreign countries, for any reason, may have a material adverse effect on our business, operating results and financial condition. See "Risk Factors—Risks Relating to Our Business—Third parties may claim that we are infringing upon their intellectual property, resulting in significant litigation or licensing expenses or prevention from selling products."

Employees

As of August 31, 2005, we employed a total of 37 full-time employees at Access Devices Digital Ltd. in the UK and 22 full-time employees at our Israel offices. None of our employees in the UK or in Israel are represented by a labor union. We consider our employee relations to be good.

Description of Properties

We maintain our principal office at Sixth Floor, 58 Uxbridge Road, London W5 2ST, United Kingdom, where we lease 4,964 square feet of office space. The lease expires on November 30, 2008. We believe that we will require additional office space in order to meet our business plan and are currently negotiating terms with the existing landlord to secure additional space in the same building. This facility is our principal executive office and our CEO, COO and CFO work from this office. Additionally, all of our UK-based engineers, our marketing staff and our administrative staff work from this office. Our UK-based sales people also use this office when they are not on sales calls.

We lease approximately 5,200 square feet of office space in two locations in Caesarea, Israel. These leases expire in 2009. We believe that this office space and facilities are sufficient to meet our present needs and do not anticipate any difficulty securing alternative or additional space, if needed, on terms acceptable to us. This space is general office space used to house our engineers and administrative staff.

In order to meet our business plan, we believe that we will need to obtain office space in various locations to support the expansion of our sales teams. We do not anticipate any difficulty in securing such space on terms acceptable to us.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings other than as arising in the ordinary course of business. Management believes, after consultation with legal counsel, that the ultimate outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial position.

MANAGEMENT

The following table sets forth information concerning our Directors and executive officers as of the date of this Prospectus. Our Board of Directors consists of a total of five members who serve terms of one year and hold office until the next annual general meeting of the holders of our common stock or until removed from office in accordance with our Bylaws. Our officers are appointed by our board of directors and hold office until removed by our board of directors.

Name	Age	Position	Term as Director Expires
R. Desmond McVeigh	66	Chairman and Director	2006
Anthony S. Walton	37	Chief Executive Officer, President, and Director	2006
Peter Hilton	41	Chief Operating Officer and Director	2006
Joseph Adir	47	Executive Vice Chairman and Director	2006
John Landrem	59	Director	2006
Stephen J. Grist	38	Chief Financial Officer and Secretary	N/A

Biographies

R. Desmond McVeigh LL.M. C.I., Age 66, Non-Executive Chairman and Director

R. Desmond McVeigh has been our Chairman since August 2005 and is an international banker with over 20 years experience spanning a career in merchant banking, corporate finance, capital markets, trade, energy and project finance (beginning with Citibank and culminating with Lloyds Merchant Bank). He obtained an L.L.B. degree from Queen's University, Belfast, Ireland and subsequently, obtained a Masters Degree in International Law from the University of Michigan, Ann Arbor. Mr. McVeigh has traveled and worked extensively, both as a banker and a senior British Government official, throughout North America, Central and Eastern Europe, the Middle East, China and East Asia.

Mr. McVeigh was appointed Chief Executive of the Industrial Development Board (IDB) for Northern Ireland in January 1993. In recognition of his work in Industrial Development he was elected a Companion of the Institute of Management and a Visiting Professor at Warsaw University. Eight years ago Mr. McVeigh led an official trade delegation to China in his capacity as a senior Government official. Since then he became a consultant to a number of Chinese Government entities. He was appointed as Economic Affairs Advisor to the Tumen River Area Development Administration Zone, and later, an Official Economic Advisor to the Jilin Province Economic Development Zone. In 1997, he was appointed President of South East Asian Business Advisory Services, UK.

Anthony S. Walton, Age 37, Chief Executive Officer, President and Director

Anthony S. Walton has been our Chief Executive Officer, President and Director since June 2004 and has served as Chief Executive Officer and Director of our principal operating subsidiary, Access Devices Digital Ltd., from its formation in June 2003. From 1999 to 2003, Mr. Walton served as the Chief Executive Officer of Access Devices Ltd., a United Kingdom company with certain common shareholders and directors to Access Devices Digital Ltd. For six years, from 1993 through 1999, Mr. Walton performed consultancy services in the field of very large scale integration, or VLSI, design and related technologies for a number of global corporations, including Philips, Motorola MCE and ntl. Mr. Walton received a Bachelor of Engineering from Royal Navy College, Manadon and a Masters Degree in VLSI design from Bournemouth University.

Peter Hilton, Age 41, Chief Operating Officer and Director

Peter Hilton has been our Chief Operating Officer and Director since June 2004 and has served as the Chief Operating Officer and Director of our principal operating subsidiary, Access Devices Digital Ltd., from its formation in June 2003. From 1999 to 2003, Mr. Hilton served as the Chief Operating Officer of Access Devices Ltd., a United Kingdom company with certain common shareholders and directors to Access Devices Digital Ltd. From 1997, Mr. Hilton was the Head of Engineering and Manufacturing at Two-Way TV, an interactive TV company. From 1989 to 1997, Mr. Hilton worked in a number of roles at Cray Communications Ltd., a United Kingdom company manufacturing data communications equipment, most recently as the Production Director. Prior to that, he worked as a manufacturing engineer at Reuters plc. Mr. Hilton has a degree in Production Engineering and Production Management from Nottingham University.

Joseph Adir, Age 47, Executive Vice Chairman and Director

Mr. Adir has been our Executive Vice Chairman and Director since June 2005, prior to which he has been providing full-time consulting services to us since June 2004, supporting our international expansion and strategic partnerships. Mr. Adir is a successful entrepreneur with a track record of having founded a number of companies in the technology industry, including Galcom Networking Limited, Lanoptics and Scorpio Communications. Mr. Adir has a degree in Business Administration from Tel Aviv University. Mr. Adir is currently involved in bankruptcy proceedings in the United Kingdom in respect of matters unrelated to his business activities and to our business.

John Landrem, Age 59, Director

Mr. Landrem has been our Director since August 2005 and has 30 years experience in a wide range of business ventures and corporation governmental relations. Mr. Landrem has extensive experience in mergers and acquisitions including public (small cap and national market) and private companies as well as experience in raising venture capital as a key advisor.

Mr. Landrem has also served on certain US governmental finance committees and has been recognized for outstanding achievement by national publications in the US. He has a successful track record in developing a network of the most highly recognized and respected national opinion makers and international business leaders. He has done significant volunteer pro bono work with universities and assisting in better communications and understanding with significant leaders in the international governmental community.

Stephen J. Grist, Age 38, Chief Financial Officer and Secretary

Stephen Grist has been our Chief Financial Officer since April 2005. Prior to that, from August 2004, he performed consultancy services for a number of companies, including our principal operating subsidiary, Access Devices Digital Ltd. From February 1998 to July 2004, Mr. Grist was employed by the Viatel Group, a pan-European telecommunications company, most recently as their Chief Financial Officer. Prior to joining Viatel, Mr. Grist was employed by Mincom, an Australian software and services company, from October 1994 to February 1998 as their Latin American and their UK/Europe Financial Controller. From January 1989 to July 1994, Mr. Grist was employed by Coopers & Lybrand, Independent Certified Public Accountants, most recently as a Senior Audit Manager. Mr. Grist is a member of the Institute of Chartered Accountants in England and Wales. Mr. Grist has a degree in Statistics from the University of St. Andrews.

Audit Committee Financial Expert

The Securities and Exchange Commission has adopted rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 requiring public companies to disclose information about "audit committee financial experts." We have only recently formed our Audit Committee, which at present comprises two independent directors, Mr. McVeigh and Mr. Landrem and do not yet have a member of our board of directors that qualifies as an "audit committee financial expert." We are in the process of engaging additional independent directors to the Board, one of whom is expected to be an audit committee financial expert.

Summary Compensation Table

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for the account of the Chief Executive Officer and our four other most highly compensated executive officers at September 30, 2005 since our inception on June 17, 2003:

					Long-Term Compensation
					Award(s)		Payouts
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen-sation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payout(s) ($)	All Other Compen- sation ($)

Anthony S. Walton,	2003	0	0	0	0	0	0	0
President and CEO	2004	$231,387	0	0	0	0	0	0

Peter Hilton,	2003	0	0	0	0	0	0	0
Secretary and COO	2004	$194,732	0	0	0	0	0	0

Stephen J. Grist,	2003	0	0	0	0	0	0	0
CFO	2004.	0	0	0	0	0	0	0

Dale Heathcote	2003	0	0	0	0	0	0	0
Head of Sales	2004	0	0	0	0	0	0	0

Employment Agreements

Anthony S. Walton

We entered into an employment agreement with Anthony Walton on April 1, 2005 to serve as our Chief Executive Officer. The agreement is for an indefinite term with a base salary of £175,000 per annum, to be reviewed annually, plus an annual bonus of up to 35% of the base salary.

If Mr. Walton is terminated, other than for gross negligence, breach of his employment agreement, conviction of a crime, conduct tending to bring us into disrepute or affect us prejudicially, or incapacity or accident for more than six consecutive months or 120 working days over 12 consecutive months, Mr. Walton may be terminated at any time with 9 months notice or immediately by paying a sum equal to Mr. Walton's base salary plus other contractual benefits for a 9 month period. Additionally, Mr. Walton is eligible for a £2,000,000 termination payment unless he is terminated by us for gross misconduct or he gives notice.

Peter Hilton

We entered into an employment agreement with Peter Hilton on April 1, 2005 to serve as our Chief Operating Officer. The agreement is for an indefinite term with a base salary of £150,000 per annum, to be reviewed annually, plus an annual bonus of up to 35% of the base salary.

If Mr. Hilton is terminated, other than for gross negligence, breach of his employment agreement, conviction of a crime, conduct tending to bring us into disrepute or affect us prejudicially, or incapacity or accident for more than six consecutive months or 120 working days over 12 consecutive months, Mr. Hilton may be terminated at any time with 9 months notice or immediately by paying a sum equal to Mr. Hilton's base salary plus other contractual benefits for a 9 month period. Additionally, Mr. Hilton is eligible for a £2,000,000 termination payment unless he is terminated by us for gross misconduct or he gives notice.
________________________
1  From January through March 2005, Stephen Grist was employed as an independent consultant through Consigo Consulting Ltd., a company controlled by him. During this time, the company paid fees for his services totaling an aggregate of £26,250.

Stephen Grist

We entered into an employment agreement with Stephen Grist on April 1, 2005 to serve as our Chief Financial Officer. The agreement is for an indefinite term with a base salary of £145,000 per annum, to be reviewed annually, plus an annual bonus of up to 35% of the base salary.

If Mr. Grist is terminated, other than for gross negligence, breach of his employment agreement, conviction of a crime, conduct tending to bring us into disrepute or affect us prejudicially, or incapacity or accident for more than six consecutive months or 120 working days over 12 consecutive months, Mr. Grist may be terminated at any time with 9 months notice or immediately by paying a sum equal to Mr. Grist's base salary plus other contractual benefits for a 9 month period.

Dale Heathcote

We entered into an employment agreement with Dale Heathcote on August 1, 2005 to serve as our Senior Vice President of Sales. The agreement is for an indefinite term with a base salary of £120,000 per annum, to be reviewed annually, plus an annual bonus of up to 25% of the base salary.

If Mr. Heathcote is terminated, other than for gross negligence, repeated breach of his employment agreement, conviction of a crime, conduct tending to bring us into disrepute or affect us prejudicially, or incapacitated for more than six consecutive months or 120 working days over 12 consecutive months, Mr. Heathcote may be terminated at any time with 9 months notice or immediately by paying a sum equal to Mr. Heathcote's base salary plus other contractual benefits for such 9 month period.

Compensation Of Directors

Our employee directors are not compensated for serving on the Board. Our non-employee directors receive an annual retainer fee, a per diem fee and options to acquire our common stock. Our Chairman, Mr. McVeigh will receive an annual retainer of £12,000, a per diem fee of £1,000 for a minimum of 24 days per year, paid in arrears at £2,000 per month, and options to acquire 2 million shares of our common stock. Our other independent director, Dr. Landrem, will receive an annual retainer of £10,000, a per diem rate of £1,000 for a minimum of 24 days per year, paid in arrears at £1,000 per month, and options to acquire 1 million shares of our common stock.

The Stock Option Plan

No options were granted in the last fiscal year. We intend to implement a combination of a stock option plan and a restricted stock plan in 2005. These plans would allow our Board to grant restricted stock or options to purchase shares of our common stock to our employees, consultants, subsidiaries and non-employee directors. The common stock underlying the options granted under the plan may represent up to approximately 30% of our issued and outstanding shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Formation of Ceroma Ltd.
On January 20, 2005, we entered into an agreement with Ceroma Ltd, pursuant to which we agreed to invest £1,000,000 in Ceroma Ltd. in exchange for 2,858,900 of its ordinary shares. We intend to enter into a supply agreement with Ceroma Ltd. pursuant to which we are obligated to purchase a minimum of 1,000,000 units of SoC from Ceroma Ltd. during the first 12 month period that commercial production begins. See "Business—Background" for more detail.

Messrs. Hilton, Walton and Grist are three of the eight founders of Ceroma Ltd. Tan Capital Advisors Ltd., a company controlled by SAVA Capital Holdings Ltd., itself being beneficially owned by the Adir Family Trust (of which Joseph Adir has no pecuniary, voting or dispositive interest, but is for, among others, the beneficial interest of Mr. Adir's children), and Consigo Consulting Ltd., a company controlled by Stephen Grist, are also founders of Ceroma Ltd. Messrs Hilton and Walton and Tan Capital Advisors Ltd. and Consigo Consulting Ltd. each received 259,900 shares of Ceroma Ltd. as being part of the group of its founders. Mr. Grist received 207,900 shares of Ceroma Ltd. as being part of the group of its founders. On the day that Ceroma Ltd. was founded, Consigo Consulting Ltd. gave its power of attorney over its shares of Ceroma Ltd. to Ceroma Ltd.

Messrs. Walton and Adir also serve on the board of directors of Ceroma Ltd. Additionally, Mr. Grist provides Ceroma Ltd. with certain financial expertise as required. None of Messrs. Walton, Adir or Grist receive any compensation for these services.

Consulting contract with Valencia Ltd.
We have a consulting agreement with Valencia Ltd., a company controlled by SAVA Trading Company Ltd., which is beneficially owned by the Adir Family Trust (of which Joseph Adir has no pecuniary, voting or dispositive interest, but is for, among others, the beneficial interest of Mr. Adir's children) through which Access Devices is receiving support services in Israel, the USA and Asia as well as the services of Mr. Joseph Adir as our Executive Vice Chairman and Director. Under this agreement, Valencia Ltd. receives £13,000 per month. Valencia, Ltd. invoiced us $67,188 in 2004 and approximately $113,531 in the six month period to June 30, 2005 for its services.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this Prospectus for (a) each person known by us to beneficially own 5 percent or more of our outstanding common stock and (b) each Director and executive officer. Except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to his or its shares and all addresses are in care of our company. All primary share amounts and percentages reflect beneficial ownership determined pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934.

	Beneficial Ownership Prior to Offering
Name and Address of Beneficial Owner	Shares of Common Stock	Percent of Class (%)(1)
Link Investment Holdings Ltd.
PO Box N7768, Bank Lane
Nassau Bahamas	51,658,503	37.8%
Anthony S. Walton	0	*	%
R. Desmond McVeigh	0	*	%
Peter Hilton	0	*	%
Joseph Adir	0	*	%
John Landrem	0	*	%
Stephen Grist	0	*	%
Dale Heathcote	0	*	%
Directors and executive officers as a group (7 persons, including those listed above)	0	*	%

* Denotes less than 1% of the common stock.

(1)  The percentage is based on 136,546,200 shares of common stock outstanding as of September 30, 2005.

SELLING STOCKHOLDERS

The table below sets forth information concerning the selling stockholders and the resale of the shares of common stock, including those shares underlying the convertible notes, by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. Assuming all the shares registered below are sold by the selling stockholders, the selling stockholders will continue to own the following number of shares of our common stock.

Selling Stockholder	Number of Shares of Common Stock Owned Before Offering	Number of Shares of Common Stock Offered for Sale	Number of Shares of Common Stock Owned After Offering
Link Investment Holdings Ltd.	51,658,503	20,000,000	31,658,503
Gulinwood SA	4,900,000	4,900,000	0
Palisade Group SA	4,125,000	4,125,000	0
Castor Group SA	3,350,000	3,350,000	0
Featherstone Group SA	2,125,000	2,125,000	0
Newell Overseas Ltd.	2,031,722	2,031,722	0
Thornton Crate SA	2,000,000	2,000,000	0
Anthony Moore	430,000	430,000	0
Sharon Clayton	430,000	430,000	0
Nick Thorniley	215,000	215,000	0
Charlotte Moore	215,000	215,000	0
Vernon Sankey	430,000	430,000	0
Rod Olsen	1,784,500	1,784,500	0
Nils Trulsvik	107,500	107,500	0
Grahame Cook	430,000	430,000	0
Stanley Beller	258,000	258,000	0
Steve Bourbonnais	750,000	750,000	0
Ayub Khan	1,000,000	1,000,000	0
Mirabaud & Cie	200,000	200,000	0
Faisal Finance (Switzerland) SA	1,000,000	1,000,000	0
Tarminda Investments Ltd.	2,500,000	2,500,000	0
Martin Bourbonnais	400,000	400,000	0
EPM Holding AG	6,202,834	6,202,834	0
Georgette Baumgartner	115,462	115,462	0
Berkin Business SA	769,744	769,744	0
Columbia Marketing Ltd.	769,744	769,744	0
Interglobe Finance SA	598,360	598,360	0

The actual number of shares of common stock issuable upon the conversion of the convertible notes and warrants is an aggregate of 12,556,144 shares at an aggregate conversion price of $4,313,626. The number of shares is subject to certain antidilution adjustments for any stock dividend, stock split, recapitalization, fee classification, merger, combination or other similar transaction, and could be materially less or more than the number estimated in the table.

We anticipate that selling stockholders will, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. No independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately-negotiated transactions;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing of options on the shares;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus. The selling stockholders, alternatively, may sell all or any part of the shares offered in this Prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this Prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock and provisions of our restated certificate of incorporation and by-laws as are in effect upon completion of this offering. This description also summarizes the principal terms of our convertible notes and warrant. Because this is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation, by-laws, convertible notes and warrant referred to below, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Nevada Revised Statutes.

Common Stock

We are authorized to issue up to 300,000,000 shares of Common Stock, par value $0.001. As of September 30, 2005, there were 136,546,200 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The voting rights of common stock are non-cumulative. Subject to preferences that may apply to the shares of preferred stock outstanding at that time, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

We have engaged Securities Transfer Corporation as independent transfer agent or registrar.

Preferred Stock

We are authorized to issue 25,000,000 shares of preferred stock, par value $0.001. There are no shares of preferred stock issued and outstanding. The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the board of directors. The board of directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Nevada.

Options, Warrants, Convertible Securities

On April 28, 2005, we issued a zero coupon convertible note for the principal amount of $100,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Mirabaud & Cie, a bank-partnership organized under the laws of Switzerland. This zero coupon convertible note has no interest and a maturity date of April 28, 2008. The holder of the note may convert all or any part of the note at any time after October 28, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any three month period for one year following such public offering. Mirabaud & Cie does not have any registration rights under this note.

On May 20, 2005, we issued a zero coupon convertible note for the principal amount of $1,250,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Tarminda Investments Limited, a company organized under the laws of the British Virgin Islands. This zero coupon convertible note has no interest and a maturity date of May 20, 2008. The holder of the note may convert all or any part of the note at any time after November 20, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any three month period for one year following such public offering. Tarminda Investments Limited does not have any registration rights under this note. However, on May 27, 2005, we entered into a Registration Rights Agreement with Tarminda Investments Limited pursuant to which we are obligated to file a registration statement relating to the shares of common stock underlying the note by August 29, 2005. If the registration statement is not timely filed, we must pay to Tarminda Investments Limited 1% of the outstanding principal of the note for each 30 day period after August 29, 2005 that the statement has not been filed.

On May 25, 2005, we issued a zero coupon convertible note for the principal amount of $500,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Faisal Finance (Switzerland) SA, a company organized under the laws of Switzerland. This zero coupon convertible note has no interest and a maturity date of May 25, 2008. The holder of the note may convert all or any part of the note at any time after November 25, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any 3-month period for one year following such public offering. Faisal Finance (Switzerland) SA does not have any registration rights under this note.

On June 6, 2005, we issued a zero coupon convertible note for the principal amount of $200,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Martin Bourbonnais, an individual domiciled in Switzerland. This zero coupon convertible note has no interest and a maturity date of June 6, 2008. The holder of the note may convert all or any part of the note at any time after December 6, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any 3-month period for one year following such public offering. Martin Bourbonnais does not have any registration rights under this note.

On June 6, 2005, pursuant to a Secured Bridge Loan dated as of May 13, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due October 31, 2005 for the principal sum of £500,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to EPM Holding AG. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock.

On June 17, 2005, we issued a non-redeemable warrant to purchase up to 297,600 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, June 17, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant.

On September 26, 2005, we issued a non-redeemable warrant to purchase up to 300,760 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich. This warrant can be exercised at any time, in whole or in part, up through the date of expiration, September 26, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £300,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to EPM Holding AG. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £100,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to Berkin Business SA. The terms of the note provide Berkin Business SA with registration rights for the underlying shares of common stock.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £100,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to Columbia Marketing Ltd. The terms of the note provide Columbia Marketing Ltd. with registration rights for the underlying shares of common stock.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £15,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to Georgette Baumgartner. The terms of the note provide Georgette Baumgartner with registration rights for the underlying shares of common stock.

DESCRIPTION OF CERTAIN INDEBTEDNESS

In March 2005, we issued an aggregate of $875,000 in notes to two investors. These notes bear interest, which is payable upon redemption, at 5% per annum and are payable upon demand with 30 days advanced notice. These notes were evidenced by loan agreements dated October 21, 2005.

In May 2005, we issued a $113,744 note payable to an investor. This note bears interest, which is payable upon redemption, at 5% per annum and is payable upon demand with 30 days advanced notice. This note was evidenced by a loan agreement dated October 21, 2005.

On April 28, 2005, we issued a zero coupon convertible note for the principal amount of $100,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Mirabaud & Cie, a bank-partnership organized under the laws of Switzerland. This zero coupon convertible note has no interest and a maturity date of April 28, 2008. The holder of the note may convert all or any part of the note at any time after October 28, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any three month period for one year following such public offering. Mirabaud & Cie does not have any registration rights under this note.

On May 20, 2005, we issued a zero coupon convertible note for the principal amount of $1,250,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Tarminda Investments Limited, a company organized under the laws of the British Virgin Islands. This zero coupon convertible note has no interest and a maturity date of May 20, 2008. The holder of the note may convert all or any part of the note at any time after November 20, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any three month period for one year following such public offering. Tarminda Investments Limited does not have any registration rights under this note. However, on May 27, 2005, we entered into a Registration Rights Agreement with Tarminda Investments Limited pursuant to which we are obligated to file a registration statement relating to the shares of common stock underlying the note by August 29, 2005. If the registration statement is not timely filed, we must pay to Tarminda Investments Limited 1% of the outstanding principal of the note for each 30 day period after August 29, 2005 that the statement has not been filed.

On May 25, 2005, we issued a zero coupon convertible note for the principal amount of $500,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Faisal Finance (Switzerland) SA, a company organized under the laws of Switzerland. This zero coupon convertible note has no interest and a maturity date of May 25, 2008. The holder of the note may convert all or any part of the note at any time after November 25, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any 3-month period for one year following such public offering. Faisal Finance (Switzerland) SA does not have any registration rights under this note.

On June 6, 2005, we issued a zero coupon convertible note for the principal amount of $200,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Martin Bourbonnais, an individual domiciled in Switzerland. This zero coupon convertible note has no interest and a maturity date of June 6, 2008. The holder of the note may convert all or any part of the note at any time after December 6, 2005 and prior to the maturity date. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. In the case of a public offering, the holder of the note is subject to certain restrictions whereby it may not sell more than 25% of any shares converted prior to maturity in any 3-month period for one year following such public offering. Martin Bourbonnais does not have any registration rights under this note.

On June 6, 2005, pursuant to a Secured Bridge Loan dated as of May 13, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due October 31, 2005 for the principal sum of £500,000, convertible at maturity into our common shares at a conversion price of $0.25 per share with an interest rate of 10% per annum, to EPM Holding AG. This offering does not accelerate the terms of this note. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £300,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to EPM Holding AG. The terms of the note provide EPM Holding AG with registration rights for the underlying shares of common stock.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £100,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to Berkin Business SA. The terms of the note provide Berkin Business SA with registration rights for the underlying shares of common stock.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £100,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to Columbia Marketing Ltd. The terms of the note provide Columbia Marketing Ltd. with registration rights for the underlying shares of common stock.

On September 26, 2005, pursuant to a Secured Bridge Loan dated as of September 12, 2005, Access Devices Digital Ltd. issued a 10% Secured Note due March 31, 2006 for the principal sum of £15,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum, to Georgette Baumgartner. The terms of the note provide Georgette Baumgartner with registration rights for the underlying shares of common stock.

SHARES ELIGIBLE FOR FUTURE SALES

Based on the number of shares outstanding at September 30, 2005, upon completion of this offering, assuming the conversion of all of the shares covered by this prospectus, we will have outstanding an aggregate of 149,102,344 shares of common stock. 30,000,000 shares are currently freely tradable. All of the shares we register in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. After this offering, 61,964,478 shares of our common stock will be restricted shares under the terms of the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed one percent of the number of shares of common stock then outstanding. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our equity incentive plans may be resold by persons, other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144, without compliance with its one-year minimum holding period.

Holders

As of September 30, 2005, we had approximately 263 holders of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. The transfer agent of our common stock is Security Transfer Corporation.

LEGAL MATTERS

Jones Vargas will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

EXPERTS

Perelson Weiner LLP, our independent registered public accounting firm, have audited, as set forth in their report thereon appearing elsewhere herein, our financial statements at December 31, 2004 and December 31, 2003 and for the year and period then ended, respectively, that appear in this Prospectus. The financial statements referred to above are included in this Prospectus with reliance upon the independent registered public accounting firm's opinions based on their expertise in accounting and auditing.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Stockholders
Access Devices, Inc. (formerly Dealbuzz.com Corp.)

We have audited the accompanying consolidated balance sheets of Access Devices, Inc. (formerly Dealbuzz.com Corp.) (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2004 and the period June 17, 2003 (date of inception) through December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Devices, Inc. (formerly Dealbuzz.com Corp.) as of December 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for the year ended December 31, 2004 and the period June 17, 2003 (date of inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is suffering from recurring losses from operations and has a working capital deficiency which raises significant doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Perelson Weiner, LLP

New York, New York
September 30, 2005

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
CONSOLIDATED BALANCE SHEETS
Unaudited With Respect to June 30, 2005

	December 31,		June 30, 2005
	2003	2004	Actual	Pro Forma
			(unaudited)
Assets
CURRENT ASSETS
Cash and cash equivalents	$7,157	$518,302	$1,892,458	$1,892,458
Accounts receivable	564	1,742,007	2,333,125	2,333,125
Due from affiliate	10,162	–	–	–
Inventory	–	324,491	36,502	36,502
Other current assets	26,818	624,191	657,548	657,548
Total current assets	44,701	3,208,991	4,919,633	4,919,633

NON-CURRENT ASSETS
Property and equipment, net	18,352	115,452	807,142	807,142
Intangible assets, net	404,913	171,797	135,354	135,354
Deferred financing costs, net	–	–	471,565	222,119
Other assets	–	114,546	103,913	103,913
Total non-current assets	423,265	401,795	1,517,974	1,268,528

Total assets	$467,966	$3,610,786	$6,437,607	$6,188,161
Liabilities and Stockholders' Equity (Deficit)

CURRENT LIABILITIES
Accounts payable	$19,804	$2,589,304	$4,075,132	$4,075,132
Accrued expenses	197,803	1,092,007	1,343,393	1,343,393
Deferred revenue	–	268,982	182,059	182,059
Notes payable	–	–	988,744	988,744
Convertible notes payable	–	3,946,891	918,705	918,705
Total current liabilities	217,607	7,897,184	7,508,033	7,508,033
NON-CURRENT LIABILITIES
Convertible notes payable	447,316	–	437,015	–
Total non-current liabilities	447,316	–	437,015	–

Total liabilities	664,923	7,897,184	7,945,048	7,508,033

MINORITY INTERESTS	–	–	–	–

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.001 par value; 25,000,000 shares authorized in 2005; no shares issued and outstanding	–	–	–	–
Common stock, $0.001 par value; 300,000,000 shares authorized in 2005; 172,500,000 shares issued and 170,000,000 shares outstanding in 2005; 176,600,000 pro forma shares issued and 139,100,000 pro forma shares outstanding in 2005	–	–	172,500	176,600
Ordinary stock; £0.01 par value; 1,000,000 shares authorized in 2003 and 2004; 500,000 shares issued and outstanding in 2003 and 2004	8,893	8,893	–	–
Additional paid-in capital	80,033	80,033	6,758,774	8,839,674
Accumulated other comprehensive income (loss)	(11,488)	(223,498)	(24,675)	(24,675)
Accumulated deficit	(274,395)	(4,151,826)	(8,411,540)	(10,273,971)
Treasury stock, at par value (2,500,000 shares outstanding in 2005; 37,500,000 pro forma shares outstanding in 2005)	–	–	(2,500)	(37,500)
Total stockholders' equity (deficit)	(196,957)	(4,286,398)	(1,507,441)	(1,319,872)
Total liabilities and stockholders' equity (deficit)	$467,966	$3,610,786	$6,437,607	$6,188,161

See accompanying notes to the consolidated financial statements.

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited With Respect to the Six Months Ended June 30, 2004 and 2005

	Period June 17, 2003 (date of inception) through December 31, 2003

		Year Ended December 31, 2004	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005

				Actual	Pro Forma
			(unaudited)	(unaudited)
REVENUE
Hardware	$461	$2,726,366	$–	$5,547,528	$5,547,528
Royalties	–	257,663	–	420,862	420,862
Total revenue	461	2,984,029	–	5,968,390	5,968,390

Cost of revenue	–	2,348,073	–	4,878,990	4,878,990

Gross profit	461	635,956	–	1,089,400	1,089,400

OPERATING EXPENSES
Selling, general and administrative	160,971	2,038,049	1,071,346	1,906,793	1,906,793
Research and development	19,303	1,863,059	592,452	1,983,276	1,983,276
Write-off of amount owed from affiliate	–	336,908	–	–	–
Depreciation and amortization	86,177	282,072	139,169	190,980	190,980
Total operating expenses	266,451	4,520,088	1,802,967	4,081,049	4,081,049

Loss from operations	(265,990)	(3,884,132)	(1,802,967)	(2,991,649)	(2,991,649)

OTHER INCOME (EXPENSE)
Other income	–	6,732	6,732	1,507	1,507
Interest income	58	2,317	417	32,462	32,462
Interest expense	(13,096)	(209,067)	(77,155)	(1,526,480)	(1,526,480)
Loss on extinguishment of convertible notes payable	–	(57,927)	–	(5,907)	(1,868,338)
Total other income (expense)	(13,038)	(257,945)	(70,006)	(1,498,418)	(3,360,849)

Loss before income tax benefit and minority interests	(279,028)	(4,142,077)	(1,872,973)	(4,490,067)	(6,352,498)
Income tax benefit	4,633	264,646	96,044	221,460	221,460
Minority interests	–	–	–	8,893	8,893

Net loss	$(274,395)	$(3,877,431)	$(1,776,929)	$(4,259,714)	$(6,122,145)

Basic and diluted net loss per share	$(1.95)	$(7.75)	$(3.55)	$(0.03)	$(0.05)

Basic and diluted weighted average shares outstanding	141,059	500,000	500,000	147,182,320	116,282,320

See accompanying notes to the consolidated financial statements.

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
Unaudited With Respect to the Six Months Ended June 30, 2004 and 2005

								Accumulated Other Comprehensive Income (Loss)
											Total Stockholders' Equity (Deficit)
							Additional Paid-In Capital
	Preferred Stock		Common Stock		Ordinary Shares				Accumulated Deficit	Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of shares upon formation on June 17, 2003	$–	$–	–	–	$100	$2	$–	$–	$–	$–	$2
Sale of ordinary shares	–	–	–	–	499,900	8,891	80,033	–	–	–	88,924
Foreign currency translation adjustment	–	–	–	–	–	–	–	(11,488)	–	–	(11,488)
Net loss for the period	–	–	–	–	–	–	–	–	(274,395)	–	(274,395)

Balance at December 31, 2003	–	–	–	–	500,000	8,893	80,033	(11,488)	(274,395)	–	(196,957)
Foreign currency translation adjustment	–	–	–	–	–	–	–	(212,010)	–	–	(212,010)
Net loss for the period	–	–	–	–	–	–	–	–	(3,877,431)	–	(3,877,431)

Balance at December 31, 2004	–	–	–	–	500,000	8,893	80,033	(223,498)	(4,151,826)	–	(4,286,398)
Conversion of notes payable to ordinary shares	–	–	–	–	1,166,667	21,811	3,616,930	–	–	–	3,638,741
Exchange of Access Devices, Inc. shares for Access
Devices Digital Ltd. shares	–	–	105,000,000	105,000	–	–	(105,000)	–	–	–	–
Access Devices, Inc. common stock outstanding prior to exchange of shares	–	–	67,500,000	67,500	(1,666,667)	(30,704)	(45,689)	–	–	–	(8,893)
Issuance of warrants to placement agent	–	–	–	–	–	–	233,500	–	–	–	233,500
Issuance of notes payable with beneficial conversion feature	–	–	–	–	–	–	2,976,500	–	–	–	2,976,500
Forfeiture of common stock	–	–	–	–	–	–	2,500	–	–	(2,500)	–
Foreign currency translation adjustment	–	–	–	–	–	–	–	198,823	–	–	198,823
Net loss for the period	–	–	–	–	–	–	–	–	(4,259,714)	–	(4,259,714)

Balance at June 30, 2005 (unaudited)	$–	$–	172,500,000	$172,500	–	$–	$6,758,774	$(24,675)	$(8,411,540)	$(2,500)	$(1,507,441)

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited With Respect to the Six Months Ended June 30, 2004 and 2005

	Period June 17,
	2003 (date of
	inception) through	Year Ended	Six Months Ended
	December 31,	December 31,	June 30,
	2003	2004	2004	2005
			(unaudited)
OPERATING ACTIVITIES:
Net loss	$(274,395)	$(3,877,431)	$(1,776,929)	$(4,259,714)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	86,177	282,072	139,169	190,980
Amortization of deferred financing costs	–	23,604	10,231	95,667
Amortization of premium on convertible notes payable	7,704	61,466	31,243	1,363,393
Loss on extinguishment of convertible notes payable	–	57,927	–	5,907
Minority interests	–	–	–	(8,893)
Write-off of amount owed from affiliate	–	336,908	–	–
Changes in assets and liabilities:
Accounts receivable	(564)	(1,741,443)	(7,222)	(591,118)
Due from affiliate	(10,162)	(326,746)	(225,314)	–
Inventory	–	(324,491)	–	287,989
Other current assets	(26,818)	(597,373)	(282,779)	(33,357)
Other assets	–	(114,546)	(110,170)	10,633
Accounts payable	(31,407)	2,569,500	645,052	1,485,828
Accrued expenses	197,803	894,204	585,067	195,586
Deferred revenue	–	268,982	–	(86,923)
Net cash used in operating activities	(51,662)	(2,487,367)	(991,652)	(1,344,022)

INVESTING ACTIVITIES:
Purchases of property and equipment	(19,586)	(119,265)	(33,709)	(767,510)
Purchases of intangible assets	(290,193)	–	–	(103,104)
Net cash used in investing activities	(309,779)	(119,265)	(33,709)	(870,614)

FINANCING ACTIVITIES:
Proceeds from issuance of ordinary stock	88,926	–	–	–
Proceeds from issuance of notes payable	–	–	–	988,744
Proceeds from issuance of convertible notes payable	290,193	3,806,539	1,149,915	–
Proceeds from issuance of beneficial conversion feature
embedded in convertible notes payable	–	–	–	2,976,500
Repayment of convertible notes payable	–	(631,185)	–	(170,192)
Payment of financing costs	–	(23,604)	(23,300)	(286,097)
Net cash provided by financing activities	379,119	3,151,750	1,126,615	3,508,955

Foreign exchange rate effect	(10,521)	(33,973)	(108,411)	79,837
Net increase (decrease) in cash and cash equivalents	7,157	511,145	(7,157)	1,374,156
Cash and cash equivalents, beginning balance	–	7,157	7,157	518,302

Cash and cash equivalents, ending balance	$7,157	$518,302	$–	$1,892,458

See accompanying notes to the consolidated financial statements.

ACCESS DEVICES, INC.
(FORMERLY DEALBUZZ.COM CORP.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited With Respect to the Six Months Ended June 30, 2004 and 2005

1. DESCRIPTION OF BUSINESS

Access Devices, Inc. (formerly Dealbuzz.com Corp.) (the “Company”) was originally incorporated under the laws of the State of Nevada on March 8, 2000, as Dealbuzz.com Corp and on June 8, 2004 changed its name to Access Devices, Inc. It had no significant assets or liabilities, nor did it engage in any substantial business activities prior to February 11, 2005. On February 11, 2005, the Company issued and exchanged 105 million shares of its $0.001 par value common stock, representing approximately 60% of its then issued and outstanding common stock with Link Investment Holdings Ltd. in consideration for 1,166,667 shares or 70% of the issued ordinary stock of Access Devices Digital Ltd. ("ADDL"), a United Kingdom company (the "UK Acquisition"). Upon consummation of the transaction, the value of the ordinary stock received from ADDL was recognized in additional paid-in capital and the value of the ordinary stock held by those other than the Company was recognized as minority interests on the accompanying consolidated balance sheet. ADDL’s business is the design and supply of digital television equipment for Digital Terrestrial Broadcast Television (“DVB-T”) in the business to business market.

As indicated in the accompanying consolidated financial statements, the Company has a working capital deficiency and has incurred and expects to continue to incur losses from operations until it achieves the scale of operations necessary to sustain its current levels of operating costs. Management plans to fund further operations of the Company through revenue generated from the sale of its digital television equipment and with proceeds from the additional issuance of debt and equity securities. There is no assurance that the Company’s plans to raise capital will be successful. These factors, among others, indicate that the Company may be unable to continue operations as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements prior to the date of the UK acquisition include the financial position and results of operations of ADDL. After the UK Acquisition, these financial statements include the consolidated financial position and results of operations of the Company.

The consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries and investments in entities for which it has a controlling interest, and all variable interest entities for which the Company is considered to be the primary beneficiary. All inter-company accounts and balances have been eliminated in consolidation.

In January 2005, the Company began to consolidate CeRoma Ltd. (“CeRoma”), a newly formed Israeli-based technology company founded by several officers of the Company. CeRoma meets the definition of a variable interest entity since the equity investment at risk by its stockholders is not sufficient to permit it to finance its operations without additional financial support. The Company, even though it currently does not own any of CeRoma’s ordinary stock, has been determined to be the primary beneficiary of CeRoma since it absorbs the majority of the risk of loss and benefits from the majority of the residual returns of CeRoma. CeRoma employs approximately 17 engineers who are developing a new silicon system on a chip which is intended to be the core silicon inside all of the Company’s digital TV equipment commencing in 2007 and which it is intended to sell to other digital television equipment manufacturers. The Company has committed to investing up to £1,000,000 in CeRoma in exchange for 2,858,900 shares of its ordinary stock, comprising approximately 59.7 % of CeRoma’s current outstanding ordinary stock. Furthermore, the Company has also agreed to transfer certain intellectual property rights to CeRoma and has committed to purchase a minimum of 1,000,000 silicon chips from CeRoma during the twelve month period following the commencement of chip production at a price to be determined. Chip production is expected to commence in 2007.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2005, the consolidated statements of operations for the six months ended June 30, 2004 and 2005, the consolidated statement of stockholders' equity (deficit) for the six months ended June 30, 2005, and the consolidated statements of cash flows for the six months ended June 30, 2004 and 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company's consolidated financial position at June 30, 2005, and its consolidated results of operations and cash flows for the six months ended June 30, 2004 and 2005. The results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for each reporting period. Estimates are used in accounting for, among other things, determining allowances for uncollectible accounts and inventory, calculating deferred taxes and related valuation allowances and determining impairments and calculating depreciation and amortization for property and equipment and intangible assets. Actual results may differ from previously estimated amounts. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Foreign Currency

The functional currency of the Company's international subsidiaries is the local currency. The financial statements of these subsidiaries are translated to United States dollars using period-end rates of exchange for assets and liabilities and average quarterly rates of exchange for revenue and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income as a component of stockholders' equity (deficit). Net gains and losses resulting from foreign exchange transactions are included in other income (expense) and were not significant during the periods presented.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash and cash equivalents.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management regularly reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis. There was no allowance for doubtful accounts for the periods presented.

Inventory

Inventory, which consists of finished goods, is stated at the lower of cost, less any amounts required to bring products to marketable condition or location, or market value. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost less accumulated amortization and depreciation. The cost of repairs and maintenance, including the cost of replacing minor items not constituting a substantial betterment are charged to selling, general and administrative expenses as these costs are incurred. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are charged to selling, general and administrative expenses or research and development costs, if appropriate, as these costs are incurred. Internal-use software, which includes the cost of software purchased from third parties, is amortized on a straight-line basis over the useful life of the software of three years. Furniture and fixtures are depreciated on a straight-line basis over the useful life of the assets, generally three to sixteen years. Equipment is depreciated on a straight-line basis over the useful life of the assets, generally four to fourteen years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or useful life of the asset, whichever is shorter.

Intangible Assets

Intangible assets consist of acquired design rights and acquired web domains. Acquired design rights are carried at cost less accumulated amortization. Acquired design rights are amortized on a straight-line basis over the useful life of the asset of two years. Acquired web domains are carried at cost. Acquired domain names have an indefinite life and will be used to provide a future revenue stream. Therefore, acquired domain names are not amortized but are subject to an annual test for impairment.

Long-Lived Assets

The Company evaluates long-lived assets, such as property and equipment, and specifically identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. For assets which are held and used in operations, the asset is deemed to be impaired if its carrying value exceeds its estimated undiscounted future cash flows. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the fair value of the asset or estimated discounted future cash flows attributable to the asset.

Amortization of Deferred Financing Costs

Deferred financing costs are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the term of the related note payable and is charged to interest expense. The results achieved from using the straight-line method do not generate results which are materially different than those which would result from using the interest method. As of December 31, 2004 and June 30, 2005, accumulated amortization of deferred financing costs is $24,765 and $92,683, respectively.

Discounts on Convertible Notes Payable

Discounts on convertible notes payable are amortized on a straight-line basis over the term of the related note payable and are charged to interest expense. The results achieved from using the straight-line method do not generate results which are materially different than those which would result from using the interest method.

Discounts on Convertible Notes Payable Attributable to Beneficial Conversion Features

Discounts on convertible notes payable attributable to beneficial conversion features are amortized on a straight-line basis from the issuance date of the note to the earliest date the holder’s conversion feature is available and are charged to interest expense. The results achieved from using the straight-line method do not generate results which are materially different than those which would result from using the interest method. If the conversion feature is available to the holder at the issuance date, then the entire discount attributable to the beneficial conversion feature is charged to interest expense immediately.

Comprehensive Income (Loss)

Comprehensive income (loss) as defined includes all changes in stockholders’ equity (deficit) during a period from non-owner sources. Items of comprehensive income (loss) for the Company consist of foreign currency translation adjustments which are added to net loss to compute comprehensive loss.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. The provision for income taxes comprises the Company's current tax liability and changes in deferred income tax assets and liabilities. A valuation allowance is provided to reduce net deferred income tax assets to the amount that, based on available evidence, is more likely than not to be realized.

Research and Development

Costs for the internal development of new products and for substantial enhancements to existing products to be sold are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. To date, the Company has not capitalized any research and development costs because the costs incurred for products between the attainment of technical feasibility and the date the products are available for general release to customers have been insignificant.

Stock-Based Compensation

The Company uses the fair value method to account for equity instruments issued to non-employees. As of June 30, 2005, there were no stock options issued to employees.

Fair Value of Financial Instruments

At December 31, 2003 and 2004, the carrying value of the Company’s current assets and current liabilities approximates their market value. The carrying value of the Company’s convertible notes payable reflected in the consolidated balance sheets as other than current, calculated using current rates for notes with similar maturities, does not differ materially from their carrying value.

Earnings Per Share

Earnings per share is computed by dividing net income (loss) attributable to common and ordinary stockholders by the weighted average number of shares of common and ordinary stock outstanding during the applicable period. Diluted earnings per share is determined in the same manner as basic earnings per share, except that the number of shares is increased to include potentially dilutive securities using the treasury stock method. Since the Company incurred a net loss in all periods presented, all potentially dilutive securities were excluded from the computation of diluted loss per share since the effect of including them is anti-dilutive.

Revenue Recognition

The Company recognizes hardware revenue when all of the following conditions are met: (i) persuasive evidence of an arrangement exists, (ii) the sales price is fixed or determinable, (iii) collectibility is probable, and (iv) delivery has occurred.

The Company earns royalties for the use of its designs in units manufactured by a vendor pursuant to a royalty arrangement. These royalties are earned in the period the units subject to the royalties are manufactured. A non-refundable upfront fee received from this vendor pursuant to this arrangement is being recognized over the term of the arrangement on a straight-line basis in royalty revenue. The unearned portion of this fee is reflected as deferred revenue on the consolidated balance sheet.

Cost of Revenue

Cost of revenue includes third party product manufacturing costs, software royalties, and shipping costs. These costs are incurred upon recognition of the associated hardware revenue.

Certain Risks and Concentrations

The Company’s revenue is principally derived from the sale of equipment to receive digital television broadcasts using the DVB-T standard. The DVB-T standard has been adopted by over 40 countries world-wide. The market for the Company’s equipment is still evolving and contains many competitors which are better capitalized than the Company. Its future success depends on the continued use of the DVB-T standard by the countries which have adopted it, the expansion of this standard to new countries, and its ability to obtain the capital necessary to compete against larger companies. The Company’s financial position and results of operations are highly sensitive to changes in the regulatory environment surrounding the adoption of the DVB-T standard and future technological advances.

Currently, all of the Company’s hardware is manufactured by one manufacturing partner and the raw materials used in manufacturing are purchased from a limited number of suppliers. As such, the Company’s financial position and results of operations are highly sensitive to the ability of its manufacturing partners and suppliers to continue to meet its manufacturing needs.

The Company’s customers and principal operations are currently located in the United Kingdom. In addition, the Company has subsidiaries located in Israel engaged in research and development activities. As the Company’s reporting currency is the U.S. dollar, the Company’s financial position and results of operations are highly sensitive to fluctuations in foreign currency.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents predominantly consist of interest bearing checking accounts with banks located in the United Kingdom. Accounts receivable are typically unsecured and derived from a limited number of large retail customers operating in the United Kingdom. The Company has two customers which accounted for 77% and 11%, respectively, of total revenue for the year ended December 31, 2004 and three customers which accounted for 61%, 16% and 12%, respectively, of total revenue for the six months ended June 30, 2005. The Company had two customers which accounted for 61% and 23%, respectively, of total accounts receivable at December 31, 2004 and two customers which accounted for 58% and 23%, respectively, of total accounts receivable at June 30, 2005.

Pro Forma Information

The unaudited pro forma consolidated balance sheet at June 30, 2005 reflects the conversion of $2,050,000 in convertible notes payable into 4,100,000 shares of common stock upon the effectiveness of this registration statement and the forfeiture of 35,000,000 shares of common stock by a stockholder in July 2005, which was contributed to the Company’s additional paid-in capital at par value. The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2005 reflects the amortization into loss on extinguishment of convertible notes payable of the remaining implied discount on the convertible notes payable of $1,612,985 and the remaining deferred financing costs related to these convertible notes payable of $249,446. The unaudited pro forma basic and diluted net loss per share and pro forma weighted average shares outstanding for the six months ended June 30, 2005 reflects the impact of the items discussed above.

Supplemental Disclosure of Cash Flow Information

Cash paid for interest is $0 and $143,132 for the period June 17, 2003 (date of inception) through December 31, 2003 and the year ended December 2004, respectively, and $0 and $43,442 for the six months ended June 30, 2004 and 2005, respectively.

No amounts were paid in income taxes for the period June 17, 2003 (date of inception) through December 31, 2003, the year ended December 2004 or for the six months ended June 30, 2004 and 2005.

In 2003, the Company purchased intangible assets of $472,845 from a related party for $290,193 in cash, the assumption of $51,211 in accounts payable and the assumption of a £77,000 note payable (with a U.S. dollar equivalent of $131,441) (see Notes 8 and 12).

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”) which changes the criteria by which one company includes another entity in its consolidated financial statements, FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entities residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 31, 2003, and apply in the first fiscal period ending after March 15, 2004, for variable interest entities created prior to January 1, 2004. The Company adopted the full provisions of FIN 46 effective January 1, 2004. The adoption of FIN 46 did not have a material impact on the Company’s consolidated financial position, consolidated results of operations or consolidated cash flows.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(r)") which (i) revises SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") to eliminate the disclosure only provisions of that statement and the alternative to follow the intrinsic value method of accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and its related implementation guidance, and (ii) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, based on the grant-date fair value of the award and recognize that cost in its results of operations over the period during which an employee is required to provide the requisite service in exchange for that award. The statement is effective for financial statements as of the beginning of the first annual period that begins after June 15, 2005. Companies may elect to apply this statement either prospectively, or on a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods under SFAS 123. Since the Company does not have any stock incentive plan in place, it does not believe that the adoption of the provisions of SFAS 123(r) will have a material impact on its consolidated financial position or consolidated results of operations.

3. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31,		June 30,
	2003	2004	2005
			(unaudited)

Income tax receivable	$4,827	$283,064	$475,702
Other receivables	21,991	269,725	–
Prepaid expenses	–	71,402	181,846

Total other current assets	$26,818	$624,191	$657,548

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,		June 30,
	2003	2004	2005
			(unaudited)

Equipment	$20,405	$137,116	$367,245
Leasehold improvements	–	9,774	38,994
Furniture and fixtures	–	441	34,743
Internal-use software	–	–	456,326

	20,405	147,331	897,308
Accumulated depreciation and amortization	2,053	31,879	90,166

Total property and equipment, net	$18,352	$115,452	$807,142

Depreciation and amortization expense is $1,972 and $28,241 for the period June 17, 2003 (date of inception) through December 31, 2003 and the year ended December 2004, respectively, and $12,968 and $62,229 for the six months ended June 30, 2004 and 2005, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,		June 30,
	2003	2004	2005
			(unaudited)

Acquired design rights	$492,645	$533,668	$496,661
Acquired web domains	–	–	98,615

	492,645	533,668	595,276
Accumulated amortization	87,732	361,871	459,922

Total intangibles assets, net	$404,913	$171,797	$135,354

Amortization expense is $84,205 and $253,831 for the period June 17, 2003 (date of inception) through December 31, 2003 and the year ended December 31, 2004, respectively, and $126,201 and $128,751 for the six months ended June 30, 2004 and 2005, respectively.

6. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,		June 30,
	2003	2004	2005
			(unaudited)

Payroll and related	$–	$514,142	$824,457
Royalties	–	307,227	264,333
Other	197,803	270,638	254,603

Total accrued expenses	$197,803	$1,092,007	$1,343,393

7. NOTES PAYABLE

In March 2005, the Company issued an aggregate of $875,000 in notes to two investors. These notes bear interest, which is payable upon redemption, at 5% per annum and are payable upon demand with 30 days advanced notice.

In May 2005, the Company issued a $113,744 note payable to an investor. This note bears interest, which is payable upon redemption, at 5% per annum and is payable upon demand with 30 days advanced notice.

8. CONVERTIBLE NOTES PAYABLE

In August 2003, in connection with the purchase of design rights from a related party, the Company assumed and amended a £77,000 note (see Notes 2 and 12). Under the amended terms, the note bears interest, which is payable upon conversion or maturity, at 7% per annum, matures two years from the date of amendment at a 20% premium over its face value, and is convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the note payable is being amortized over the term of the note and charged to interest expense on the accompanying consolidated statement of operations. At December 31, 2003 and 2004, the carrying value of the note in the accompanying consolidated balance sheet is $142,081 and $168,747, respectively. In March 2005, the note was repaid prior to its scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of convertible notes payable on the accompanying consolidated statement of operations.

In November 2003, the Company issued an aggregate of £110,000 in notes to several investors, including £25,000 to related parties. These notes bear interest, which is payable upon conversion or maturity, at 7% per annum, mature two years from the date of issuance at a 20% premium over their face value, and are convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the notes is being amortized over the term of the notes and charged to interest expense on the accompanying consolidated statement of operations. In November 2004, the Company repaid these notes prior to their scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of convertible notes payable on the accompanying consolidated statement of operations. At December 31, 2003, the carrying value of these notes in the accompanying consolidated balance sheet is $198,080.

In December 2003, the Company issued an aggregate of £60,000 in notes to several investors, including £30,000 to related parties. These notes bear interest, which is payable upon conversion or maturity, at 7% per annum, mature two years from the date of issuance at a 20% premium over their face value, and are convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the notes is being amortized over the term of the notes and charged to interest expense on the accompanying consolidated statement of operations. In November 2004, notes aggregating £50,000 were repaid prior to their scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of convertible notes payable on the accompanying consolidated statement of operations. At December 31, 2003 and 2004 and June 30, 2005, the carrying value of these notes in the accompanying consolidated balance sheet is $107,155, $21,274 and $22,205, respectively.

In January 2004, the Company issued £7,000 in notes to a related party. The note bears interest, which is payable upon conversion or maturity, at 7% per annum, matures two years from the date of issuance at a 20% premium over its face value, and is convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the note is being amortized over the term of the notes and charged to interest expense on the accompanying consolidated statement of operations. In November 2004, the note was repaid prior to its scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of convertible notes payable on the accompanying consolidated statement of operations.

In February 2004, the Company issued an aggregate of £120,000 in notes to several investors. These notes bear interest, which is payable upon conversion or maturity, at 7% per annum, mature two years from the date of issuance at a 20% premium over their face value, and are convertible, at the option of the Company, into ADDL ordinary stock at £0.50 per share. The premium on the notes is being amortized over the term of the notes and charged to interest expense on the accompanying consolidated statement of operations. In November 2004, the notes were repaid prior to their scheduled maturity date. Upon repayment, the Company charged the remaining unamortized premium to loss on extinguishment of convertible notes payable on the accompanying consolidated statement of operations.

In March 2004, the Company entered into an agreement with an investor to issue £1,950,000 in secured convertible notes. The proceeds related to these notes were received in unequal installments, as defined in the agreement, from March through December 2004. These notes bear interest, which is payable upon conversion or redemption, at 7% per annum, are redeemable at any time at the option of the Company prior to November 15, 2004, are secured by all of the assets of ADDL, and are automatically convertible into 70% of the outstanding ordinary shares of ADDL at an effective conversion price of £1.67 per share if not redeemed prior to November 15, 2004. In February 2005, the notes were converted into 1,166,667 shares of ADDL ordinary stock (see Notes 1 and 9). Legal fees of $23,072 related to the placement have been capitalized as deferred financing costs and are being amortized over the term of the note. At December 31, 2004, the carrying value of the Secured Notes in the accompanying consolidated balance sheet was $3,756,870.

In April 2005, the Company issued a $100,000 zero coupon convertible note to an investor. The note does not bear interest, matures in three years, and is convertible to common stock at the option of the holder at $0.50 per share at any time after the six month anniversary of its issuance. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. The Company has recognized the fair value of the note’s embedded conversion of $100,000 in additional paid-in capital in the accompanying balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over a period of six months. Placement fees of $14,000 have been capitalized as deferred financing costs and are being amortized over the term of the note. At June 30, 2005, the carrying value of this note in the accompanying consolidated balance sheet is $34,426.

In May 2005, the Company issued an aggregate of $1,750,000 in zero coupon convertible notes to two investors. The notes do not bear interest, mature in three years, and are convertible to common stock at the option of the holder at $0.50 per share at any time after the six month anniversary of their issuance. The notes are also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. The Company has recognized the fair value of the notes’ embedded conversion of $1,750,000 in additional paid-in capital in the accompanying balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over a period of six months. Placement fees of $245,000 have been capitalized as deferred financing costs and are being amortized over the term of the note. At June 30, 2005, the carrying value of this note in the accompanying consolidated balance sheet is $376,359.

In June 2005, the Company issued a £500,000 secured note to an investor. The note bears interest, which is payable upon maturity, at 10% per annum, matures on October 31, 2005, and is convertible (along with accrued interest) to common stock at the option of the holder at $0.25 per share at any time. The Company has recognized the fair value of the notes’ embedded conversion of £500,000 in additional paid-in capital in the accompanying balance sheet using the intrinsic value method and has immediately charged the implied discount to interest expense. Placement fees of $307,900 consisting of $74,400 and the fair value of 297,600 warrants issued to the placement agent of $233,500 (see Note 9) have been capitalized as deferred financing costs and are being amortized to interest expense over the term of the note. At June 30, 2005, the carrying value of this note in the accompanying consolidated balance sheet is $896,500.

In June 2005, the Company issued a $200,000 zero coupon convertible note to an investor. The note does not bear interest, matures in three years, and is convertible to common stock at the option of the holder at $0.50 per share at any time after the six month anniversary of its issuance. The note is also automatically converted upon the completion of a registration statement which becomes effective with the Securities and Exchange Commission. The Company has recognized the fair value of the note’s embedded conversion of $200,000 in additional paid-in capital in the accompanying balance sheet using the intrinsic value method and is amortizing the implied discount to interest expense over a period of six months. At June 30, 2005, the carrying value of this note in the accompanying consolidated balance sheet is $26,230.

9. STOCKHOLDERS' EQUITY (DEFICIT)

Preferred Stock

The Company is authorized to issue up to 25,000,000 shares of preferred stock, $0.001 par value. Each share of preferred stock will be issued in a series and shall have the voting rights and preferences determined at the time of issuance by the Board of Directors. To date, the Company has not issued any shares of preferred stock.

Common Stock

In April 2005, 2005, the Company increased its authorized number of shares of common stock, $0.001 par value, from 200,000,000 to 300,000,000. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. As of June 30, 2005, the Company had 172,500,000 shares of common stock issued and 170,000,000 shares of common stock outstanding.

On February 11, 2005, the Company issued and exchanged 105,000,000 shares of its common stock for 1,166,667 shares of ADDL ordinary stock (see Note 1).

As of June 30, 2005, the Company has 8,117,600 shares of common stock reserved for future issuance with respect to convertible notes payable and warrants outstanding.

Ordinary Shares

On August 8, 2003, the Company declared a 100 to 1 stock split increasing its authorized number of shares of ordinary stock, £0.01 par value, from 10,000 to 1,000,000. The stock split is retroactively reflected in the accompanying consolidated balance sheet and consolidated statement of stockholders’ equity (deficit). The holders of ordinary stock are entitled to one vote per share on all matters to be voted upon by the holders of ordinary stock. As of December 31, 2003 and 2004, the Company had 500,000 shares of ordinary stock issued and outstanding.

In September 2003, the Company sold 99,741 shares of ordinary stock for $17,785.

In November 2003, the Company sold 400,159 shares of ordinary stock for $71,139.

Treasury Stock

In April 2005, several of the Company’s stockholders returned 2,500,000 shares of common stock to the Company. The Company recognized the par value of the returned shares of $2,500 in treasury stock and additional paid-in capital in the accompanying consolidated balance sheet and statement of stockholders’ equity (deficit).

Warrants

In June 2005, the Company issued a warrant to purchase 297,600 shares of the Company’s common stock at an exercise price of $0.50 per share to a placement agent as consideration for helping the Company raise capital (see Note 8). The warrant is fully-vested and expires two years from the date of grant. The fair value of the warrant of $233,500 is being recognized in additional paid-in capital in the accompanying consolidated balance sheet. The fair value has been determined using the Black Scholes Model with the following assumptions:

Risk-free interest rate:	4%
Volatility:	52%
Expected life:	2 years
Expected dividend yield:	0.00%

10. INCOME TAXES

The Company's income tax benefit in 2003 and 2004 represents a tax credit for qualified research and development expenses in the United Kingdom. As of December 31, 2004, the Company had approximately $2,225,000 in net operating loss carry-forwards in the United Kingdom. These operating loss carry-forwards can be used to reduce taxable income in the United Kingdom without limitation on time, but are subject to limitations if there is a substantial change in the Company's business and, in certain circumstances, upon a change in control of the Company representing 50% or more of its ownership. The Company’s deferred tax assets comprise net operating loss carry-forwards and temporary differences in the depreciation of property and equipment for income tax and financial reporting purposes. Since the Company has generated losses since inception, a full valuation allowance has been placed on the deferred tax assets since their realization is uncertain. During the year ended December 31, 2004, the Company’s valuation allowance increased by $626,000.

Loss before income tax benefit and minority interests attributable to foreign and domestic operations is as follows:

	December 31,
	2003	2004

United States	$–	$–
United Kingdom	(279,028)	(4,142,077)
Israel	–	–

Loss before income tax benefit and minority interests	$(279,028)	$(4,142,077)

Significant components of the Company’s deferred tax assets consist of the following:

	December 31,
	2003	2004

Net operating loss carry-forwards	$51,000	$668,000
Depreciation of property and equipment	6,000	15,000
	57,000	683,000
Valuation allowance	(57,000)	(683,000)

Total deferred tax assets	$–	$–

The components of the Company’s income tax benefit consist of the following:

	December 31,
	2003	2004
Current:
Federal	$–	$–
State and local	–	–
Foreign	(4,633)	(264,646)
	(4,633)	(264,646)
Deferred:
Federal	–	–
State and local	–	–
Foreign	–	–

Total income tax benefit	$(4,633)	$(264,646)

The income tax benefit differs from the amount computed by applying the statutory federal income tax rate to loss before income taxes and minority interests as follows:

	December 31,
	2003	2004

Income tax at the federal statutory rate of 35 percent	$(97,660)	$(1,449,727)
Foreign rate differential	13,951	207,104
Research and development tax credits	(4,633)	(264,646)
Non-deductible expenses qualifying for research and development tax credit	10,134	578,867
Other	16,575	37,756
Change in valuation allowance	57,000	626,000

Total income tax benefit	$(4,633)	$(264,646)

11. COMMITMENTS AND CONTINGENCIES

The Company leases its London, England office facility under a non-cancelable operating lease that expires on November 30, 2008.

The future minimum lease payments under non-cancelable leases as of December 31, 2004 are as follows:

December 31,
2004

2005	$107,000
2006	124,000
2007	124,000
2008	114,000

$469,000

Rent expense under operating leases is $0 and $145,682 for the period June 17, 2003 (date of inception) through December 31, 2003 and the year ended December 31, 2004, respectively, and $65,757 and $89,132 (including rent expense for subsidiaries formed in 2005) for the six months ended June 30, 2004 and 2005, respectively.

As of December 31, 2004, the Company is obligated to pay a vendor approximately $86,000 for software license fees and related support services during 2005.

12. RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with Valencia Ltd., a company controlled by SAVA Trading Company Ltd., which is beneficially owned by the Adir Family Trust, in which Joseph Adir has no pecuniary, voting or dispositive interest, but is for, among others, the beneficial interest of Mr. Adir's children, through which the Company receives support services in Israel, the United States and Asia as well as the services of Mr. Joseph Adir as the Company’s Executive Vice Chairman and Director. Under this agreement, Valencia Ltd. receives £13,000 per month. The Company recognized expenses of $67,188 and $113,531 in the accompanying statement of operations related to this agreement in the year ended December 31, 2004 and the six months ended June 30, 2005, respectively.

In August 2003, the Company acquired certain intellectual property rights from Access Devices Ltd. (“ADL”), a company that had certain common directors and was under the control of certain stockholders of the Company. ADL’s business was, and continued to be, the provision of web-based TV applications and equipment and it had designed a set-top box which could be used both for those applications as well as for the digital TV equipment manufactured by the Company. Consequently, in order to accelerate the Company’s business, the Company acquired a digital TV set-top box design from ADL for a total of $472,845, consisting of $290,193 in cash and the assumption of a £77,000 (with the U.S. dollar equivalent of $131,441) note and $51,211 in accounts payable (see Notes 1 and 8).

Initially, upon its formation, the Company shared office space and certain common vendors with ADL. As of December 31, 2003, the Company had amounts due from ADL of $10,162 for certain advances the Company made to common vendors on behalf of ADL. In 2004, as ADL’s business began to deteriorate, the Company continued to make advances to common vendors it shared with ADL since it required the continued cooperation of such vendors to advance its business. In the fourth quarter of 2004, when it became apparent to the Company that ADL’s business would not turnaround and it would not be repaid for the advances it made on ADL’s behalf, the Company decided to recognize a charge for all amounts owed from ADL of approximately $337,000. This charge is included in operating expenses in the accompanying consolidated statement of operations.

13. EMPLOYEE BENEFITS

The Company maintains a defined contribution pension plan (“Pension Plan”) in the United Kingdom for its full-time employees. Every employee who chooses to participate in the plan may contribute from one percent to forty-five percent of his or her annual compensation to the Pension Plan. Provided that the employee contributes at least two percent to the Pension Plan, the Company is required to make contributions at the rate of eight percent of annual compensation in the case of senior executives and at the rate of five percent of annual compensation for all remaining employees. All contributions by employees and by the Company are fully vested. Except for the contributions described above, the Company has no further legal obligation with respect to this Pension Plan.

Company contributions to the Pension Plan were $86,238 for the year ended December 31, 2004 and $38,174 and $54,231 for the six months ended June 30, 2004 and 2005, respectively.

14. SUBSEQUENT EVENTS

In July 2005, several of the Company’s stockholders forfeited 35,000,000 shares of common stock which were given back to the Company and have not been retired.

In September 2005, the Company acquired all of the common stock of Astral Promotions Ltd. (“Astral”), a company incorporated in England and Wales. Astral had entered into an agreement in July 2004 with the Company to act as an exclusive selling agent for the Company’s products and was seeking to enforce the terms of this agency agreement. Astral had no employees and had conducted no business activities prior to the date of acquisition, except that its agents had introduced the Company to certain of its most significant customers. In order to avoid the onerous terms of the agency agreement, the Company decided to acquire Astral for 1,546,200 shares of common stock and the payment of £200,000 over a period of 3 months.

In September 2005, the Company issued £515,000 in convertible notes to several investors. The notes bear interest, which is payable upon conversion or maturity, at 10% per annum, mature on March 31, 2006, and are convertible to common stock at the option of the holder upon maturity at $0.25 per share.

In September 2005, the Company issued a warrant to purchase up to 300,760 shares of the Company’s common stock at an exercise price of $0.50 per share to a placement agent as consideration for assisting the Company in its capital raising activities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

SEC Registration and Filing Fee	$	*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing		*
Blue Sky Fees and Expenses		*
Miscellaneous		*
TOTAL	$	*
*To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Our directors and officers are covered by an insurance policy maintained by us against certain liabilities for actions taken in their capacities as such.. Our Articles of Incorporation and By-laws, as amended and restated, provide that we shall indemnify our directors and officers. Such indemnification may be made only if the person to be indemnified was not finally adjudicated to be liable for negligence or misconduct in the performance of his/her duty to the corporation. The effect of this provision of our Articles of Incorporation and By-laws, as amended and restated, is to limit our and our stockholders' (through stockholders' derivative suits on behalf of our company) right to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer. We believe that the indemnification provisions in our Articles of Incorporation and By-laws, as amended and restated, are necessary to attract and retain qualified persons as directors and officers.

Item 15. Recent Sales of Unregistered Securities

The following discussion outlines all securities sold by us for cash or other consideration during the previous three years.  Unless otherwise described, all of the securities sold were issued pursuant to the authority granted by the private offering exemption outlined in Section 4(2) of the Securities Act.

On March 22, 2004, we and our subsidiary, Access Devices Digital Ltd. entered into an Agreement with Link Investment Holdings Ltd., a Bahamas investment company. This investor purchased Secured Convertible Loan Notes for £1,950,000 (US$ 3,575,325 at the then-current exchange rate) from Access Devices Digital Ltd. These notes converted into 70% of the outstanding share capital, or 1,166,667 shares of common stock of Access Devices Digital Ltd. effective November 15, 2004.

On December 13, 2004, we issued 13,600,000 shares of our common stock to various shareholders on behalf of Link Investment Holdings Ltd. in anticipation of the consummation of a stock exchange agreement whereby Link Investment Holdings Ltd. would exchange its shares in Access Devices Digital Ltd. for 105,000,000 shares of our common stock.

On February 11, 2005, we issued a total of 105,000,000 shares of restricted common stock to Link Investment Holdings Ltd., an accredited investor, in exchange for its 1,166,667 shares of common stock of Access Devices Digital Ltd. On May 5, 2005, Link returned 13,600,000 shares of our common stock to us as an adjustment for the December 13, 2004 issuances on its behalf.

On April 28, 2005, we issued a zero coupon convertible note for the principal amount of $100,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Mirabaud & Cie, a bank-partnership organized under the laws of Switzerland. This zero coupon convertible note has no interest and a maturity date of April 28, 2008.

On May 20, 2005, we issued a zero coupon convertible note for the principal amount of $1,250,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Tarminda Investments Limited, a company organized under the laws of the British Virgin Islands. This zero coupon convertible note has no interest and a maturity date of May 20, 2008.

On May 25, 2005, we issued a zero coupon convertible note for the principal amount of $500,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Faisal Finance (Switzerland) SA, a company organized under the laws of Switzerland. This zero coupon convertible note has no interest and a maturity date of May 25, 2008.

On June 6, 2005, we issued a zero coupon convertible note for the principal amount of $200,000 convertible at maturity into our common shares at a conversion price of $0.50 per share to Martin Bourbonnais, an individual domiciled in Switzerland. This zero coupon convertible note has no interest and a maturity date of June 6, 2008.

On June 6, 2005, pursuant to a Secured Bridge Loan dated as of May 13, 2005, Access Devices Digital Ltd. issued a 10% Secure Note due October 31, 2005 for the principal sum of £500,000, convertible at maturity into our common shares at a conversion price of $0.25 per share with an interest rate of 10% per annum, to EPM Holding AG. The interest of this note began accruing as of May 13, 2005.

On June 17, 2005, we issued a non-redeemable warrant to purchase up to 297,600 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich as partial consideration for their services in facilitating the secured bridge loan between Access Devices Digital Ltd. and EPM Holding AG discussed below. This warrant can be exercised at any time, in whole or in part, until June 17, 2007.

On September 23, 2005, we issued 1,546,200 shares of common stock and agreed to pay £200,000 over 3 months for the acquisition of Astral Promotions Ltd., a company incorporated in England and Wales, which had previously acted as a sales agent in the UK.

On September 26, 2005, we issued a non-redeemable warrant to purchase up to 300,760 shares of our common stock at a price per share of $0.50 to Interglobe Finance SA Zurich as partial consideration for their services in facilitating a secured bridge loan between Access Devices Digital Ltd. and EPM Holding AG. See "Description of Certain Indebtedness." This warrant can be exercised at any time, in whole or in part, up through the date of maturity, September 26, 2007. No registration rights are provided to Interglobe Finance SA Zurich under the warrant.

On September 26, 2005, pursuant to Secured Bridge Loans dated as of September 12, 2005, Access Devices Digital Ltd. issued 10% Secured Notes due March 31, 2006 for the aggregate principal sum of £515,000, convertible at maturity into our common stock at a conversion price of $0.25 per share with an interest rate of 10% per annum. The interest of these notes began accruing as of September 14, 2005.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are included as part of this Form S-1. References to "the Company" in this Exhibit List mean Access Devices, Inc., a Nevada corporation.

Exhibit No.	Description of Document

3.1	Articles of Incorporation of the Company filed June 9 2004.

3.2	Bylaws of the Company dated March 10, 2000.

5*	Opinion of Jones Vargas.

10.1	Founders Agreement, dated December 20, 2004 by and among Tan Capital Advisors Ltd., Peter Hilton, Anthony S. Walton, Stephen Grist, Ehud Steigman, Uri Avimor, Itzhak Levi and Consigo Consulting, Ltd.

10.2	Heads of Agreement, dated January 20, 2005, by and among Access Devices Digital Limited, CeRoma Ltd. and the individuals and entities named therein.

10.3	Loan Note Instrument, dated March 22, 2004, by and between Access Devices Digital Limited and Link Investment Holdings Limited.

10.4	Agreement dated March 22, 2004, by and among Link Investment Holdings Limited, Access Devices, Inc. and Access Devices Digital Limited and those persons named therein.

10.5	Stock Exchange Agreement dated, February 11, 2005, by and among Access Devices, Inc. and certain shareholders of Access Devices Digital Limited named therein.

10.6	Modification of Stock Exchange Agreement, dated May 5, 2205, by and among Access Devices, Inc. and certain shareholders of Access Devices Digital Limited named therein.

10.7	Warrant issued on June 17, 2005 by Access Devices, Inc. to Interglobe Finance SA Zurich.

10.8	Zero Coupon Convertible Note dated April 28, 2005 by Access Devices, Inc. to Mirabaud & Cie.

10.9	Zero Coupon Convertible Note dated May 20, 2005 by Access Devices, Inc. to Tarminda Investments Limited.

10.10	Zero Coupon Convertible Note, dated May 25, 2005, issued by Access Devices, Inc. to Faisal Finance (Switzerland) S.A.

10.11	Zero Coupon Convertible Note, dated June 6, 2005, issued by Access Devices, Inc. to Martin Bourbonnais.

10.12	10% Secured Note due October 31, 2005 issued on June 6, 2005 by Access Devices Digital Ltd. to EPM Holding AG and guaranteed by Access Devices, Inc.

10.13	Secured Bridge Loan, dated September 12, 2005, by and between Access Devices Digital Ltd. and Georgette Baumgartner.

10.14	Secured Bridge Loan, dated September 12, 2005, by and between Access Devices Digital Ltd. and Berkin Business S.A.

10.15	Secured Bridge, Loan dated September 12, 2005, by and between Access Devices Digital Ltd. and Columbia Marketing Ltd.

10.16	Secured Bridge Loan, dated September 12, 2005, by and between Access Devices Ltd. and EPM Holding AG.

10.17	Warrant, dated September 26, 2005, issued by Access Devices, Inc. to Interglobe Finance SA Zurich.

10.18	Service Agreement, dated April 1, 2005, by and between Access Devices, Inc. and Access Devices Digital Limited and Anthony S. Walton.

10.19	Service Agreement, dated April 11, 2005, by and between Access Devices, Inc. and Access Devices Digital Limited and Peter M. Hilton.

10.20	Service Agreement, dated April 1, 2005, by and between Access Devices, Inc. and Access Devices Digital Limited and Stephen J. Grist.

10.21	Service Agreement, dated April 1, 2005, by and between Access Devices, Inc. and Access Devices Digital Limited and Dale Heathcote.

10.22	Registration Rights Agreement, dated May 27, 2005, by and between Access Devices, Inc. and Tarminda Investments Limited.

10.23	Share Sale Agreement, dated September 26, 2005, by and among Stephan Michael Hughes, Access Devices, Inc., Access Devices Digital Limited and Astral Promotions Limited.

10.24	Loan Agreement, dated as of October 21, 2005, by and between Access Devices, Inc. and EH&P Investments AG.

10.25*	Loan Agreement, dated as of October 21, 2005, by and between Access Devices, Inc. and Avatar Business Corp.

10.26*	Loan Agreement, dated as of October 21, 2005, by and between Access Devices, Inc. and Avatar Business Corp.

21	Subsidiaries of Company.

23.1	Consent of Perelson Weiner, LLP, dated November 8, 2005.

23.2*	Consent of Jones Vargas.

* To be filed by amendment.

(b) Financial Statements and Schedules

None.

(c) Reports, Opinions or Appraisals

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling of the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby also undertakes to:

(1)	File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of London, Country of England, on November 9, 2005.

ACCESS DEVICES, INC.
(Registrant)

By: /s/ Anthony S. Walton
Anthony S. Walton, President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Anthony S. Walton	Chief Executive Officer and Director	November 9, 2005
Anthony S. Walton	(Principal Executive Officer)

/s/ Stephen Grist	Chief Financial Officer and Secretary	November 9, 2005
Stephen Grist	(Principal Financial and Accounting Officer)